Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COBRA ELECTRONICS CORPORATION,

VENOM ELECTRONICS MERGER SUB, INC.

AND

VENOM ELECTRONICS HOLDINGS, INC.

DATED AS OF AUGUST 27, 2014

i

ii

iii

SCHEDULES

I.	Offer Conditions

EXHIBIT

A.	FIRPTA Certificate

B.	Tender Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all annexes, letters, schedules and exhibits hereto, this “Agreement”), dated as of August 27, 2014, is by and among Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”), Venom Electronics Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of Parent (“Merger Sub”), and Cobra Electronics Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article X, and Article X includes an index of all capitalized terms used in this Agreement.

RECITALS

WHEREAS, the Company and Merger Sub each have determined that it is advisable and in the best interests of its stockholders to effect a merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Delaware General Corporation Law (the “DGCL”) upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, $0.33 1/3 value per share, of the Company (the “Company Common Stock”), shall be converted into the right to receive cash, as set forth herein, all upon the terms and subject to the conditions of this Agreement.

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are advisable and in the best interests of the Company and its stockholders (the “Company Common Stockholders”) and (iii) approved this Agreement and recommended the approval of this Agreement by the Company Common Stockholders.

WHEREAS, the board of directors of Parent and Merger Sub have unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are, advisable and in the best interests of Merger Sub and its sole stockholder and (iii) approved this Agreement and recommended the approval of this Agreement by Merger Sub’s sole stockholder.

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL if the conditions of Section 251(h) can be satisfied and shall be consummated as soon as practicable following the completion of the Offer.

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain Company Common Stockholders have entered into the Tender Agreement attached hereto as Exhibit B (the “Tender Agreement”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company Common Stockholders have agreed to, among other things, tender such Company Common Stockholder’s shares of Company Common Stock in the Offer.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Sponsor is entering into a Limited Guaranty, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guaranty”) as specified in the Guaranty.

AGREEMENT

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable after the date of this Agreement (but, in any event, within ten (10) Business Days following the date hereof), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act, such date the Offer is so commenced is referred to herein as the “Commencement Date”) an offer (the “Offer”) to purchase all of the issued and outstanding shares of Company Common Stock at a price per share equal to $4.30 (as adjusted as provided in Section 1.1(c), if applicable, the “Offer Price”); provided, that, in no event shall Merger Sub be obligated to commence the Offer if the Company is not ready to file the Schedule 14D-9 at any scheduled Commencement Date.

(b) Terms and Conditions of the Offer. The obligation of Merger Sub to accept for payment and pay for any shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to the satisfaction, or (other than in the case of the Minimum Condition) waiver by Parent or Merger Sub, of the Minimum Condition and the other conditions and requirements set forth in Schedule I (the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (as it may be extended and re-extended in accordance with Section 1.1(f)) (the time of acceptance for payment, the “Acceptance Time”). The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the record holder or beneficial owner thereof in cash, without interest (subject to any withholding Tax), on the terms and subject to the conditions set forth in this Agreement.

(c) Adjustments to Offer Price. The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exchangeable for Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Merger Sub’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the Company Common Stockholders the same economic effect as contemplated by this Agreement.

(d) Offer to Purchase. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Sub expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the Offer Conditions, (v) except as otherwise provided in this Section 1.1, extend or otherwise change the Expiration Time, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any Offer Condition in a manner adverse to any of the Company Common Stockholders, (viii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Company Common Stock or (ix) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(e) Expiration Time. The Offer shall initially expire at midnight (New York City time) on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Commencement Date (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(f) Extensions of the Offer. Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s or Merger Sub’s obligations under this Section 1.1(f), Merger Sub shall, and Parent shall cause Merger Sub to, (i) extend the Offer on one or more occasions, in consecutive increments determined by Parent of up to five (5) Business Days each (or such longer period as the parties may agree), if, on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or waived, until such time as such condition or conditions are satisfied or waived and (ii) extend the Offer for any period required by applicable Law, any rule, regulation, interpretation or position of the SEC, or the staff thereof, or the staff thereof, applicable to the Offer; provided, however, that (A) in no event shall Merger Sub be required to extend the Offer (1) beyond the Termination Date or (2) if Parent or Merger Sub has validly terminated this Agreement, pursuant to Section 8.1; (B) if, at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived and the Minimum Condition shall not have been satisfied, then Merger Sub may and, if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer by increments of five (5) Business Days; and (C) the maximum number of days that the Offer may be extended pursuant to clause (B) of this proviso shall be twenty (20) Business Days unless mutually agreed by the Company and Parent. Nothing contained in this Section 1.1(f) shall affect any termination rights in Section 8.1.

(g) Offer Closing. On the terms and subject to the conditions of this Agreement, at the Offer Closing, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding Tax) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (as it may be extended and re-extended in accordance with Section 1.1(f)). The time scheduled for payment of shares of Company Common Stock pursuant to and subject to the Offer Conditions is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. Nothing contained in this Section 1.1(g) shall affect any termination rights in Section 8.1.

(h) Termination of the Offer. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.1. If (i) at the Expiration Time (subject to any extensions or re-extensions thereof in accordance with this Section 1.1), (A) each Offer Condition other than the Minimum Condition shall have been satisfied or waived, (B) the Minimum Condition shall not have been satisfied and (C) no further extensions or re-extensions of the Offer are permitted or required pursuant to Section 1.1(f), or (ii) this Agreement is terminated pursuant to Section 8.1, then, in each case, Merger Sub shall promptly terminate the Offer and return, or shall direct any depository acting on behalf of Merger Sub to return, all tendered Company Common Stock to the registered holders thereof. The termination of the Offer pursuant to clause (i) of the immediately preceding sentence is referred to in this Agreement as the “Offer Termination.”

(i) Offer Documents. On the Commencement Date, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent and Merger Sub for inclusion in the Offer Documents. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the Company Common Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly supplement or correct any information provided by it for use in the Offer Documents if and to the extent that such information is necessary in order for the statements in the Offer Documents, in light of the circumstances under which they were made, to not be false or misleading in any material respect, or as otherwise required by applicable Law. Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the Company Common Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Parent and Merger Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Offer Documents. Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the Company Common Stockholders, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(j) Funds. Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide or cause to be provided to Merger Sub, on a timely basis, all of the funds necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

Section 1.2 Company Actions.

(a) Consent to the Offer. The Company hereby consents to the inclusion of the Company Recommendation, the Fairness Opinion and a copy of Schedule 14D-9 in the Offer Documents mailed or furnished to the holders of shares of Company Common Stock.

(b) Schedule 14D-9. After affording Parent a reasonable opportunity to review and comment, on the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer

(together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 6.4(f), contain the Company Recommendation and the Fairness Opinion. The Company shall cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the Company Common Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly supplement or correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information is necessary in order for the statements in the Schedule 14D-9, in light of the circumstances under which they were made, to not be false or misleading in any material respect, or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the Company Common Stockholders, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the Company Common Stockholders, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments.

(c) Company Common Stockholder List. In connection with the Offer, the Company shall promptly (and no later than five (5) Business Days following the date hereof) furnish or cause to be furnished to Parent and Merger Sub mailing labels, security position listings and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the shares of Company Common Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including lists of record holders or beneficial owners of the shares of Company Common Stock, updated from time to time upon Parent’s, Merger Sub’s or either of their respective agent’s request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or its agent may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of the shares of Company Common Stock. In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to the holders of Company Common Stock held in or subject to any Company Equity Incentive Plan and to permit such holders of Company Common Stock to tender their Company Common Stock into the Offer.

(d) Guaranteed Delivery. Notwithstanding anything to the contrary contained in this Agreement, including the satisfaction of the Minimum Condition and the Offer, unless otherwise agreed to by Parent, any shares of Company Common Stock subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the shares of Company Common Stock underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Sub.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and the Parent shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, at the offices of Kirkland & Ellis LLP, 300 N. LaSalle Street, Chicago, Illinois 60654, as soon as practicable following the consummation of the Offer on a date to be specified by the parties hereto, but in any event no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VII, or another time, date or place as is agreed to in writing by the parties (the date on which the Closing occurs, the “Closing Date”).

Section 2.3 Effective Time. On the Closing Date and subject to the terms and conditions hereof, the Certificate of Merger shall be delivered for filing with the Delaware Secretary. The Merger shall become effective at the Effective Time. If the Delaware Secretary requires any changes in the Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub and the Company shall execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

Section 2.4 Conversion of the Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Except as provided in Section 2.4(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenter Shares and excluding shares of Company Common Stock owned by the Company or any of its Subsidiaries or by Parent or Merger Sub) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive the Offer Price, in cash, without interest thereon (the “Merger Consideration”), upon surrender of the certificate representing such share of Common Stock as provided in Article III. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate theretofore representing such shares of Company Common Stock shall cease to have any rights or claims with respect thereto, except the right to receive, with respect to each share of Common Stock represented by such certificate, the Offer Price, in cash, without interest thereon.

(b) Each share of Company Common Stock that is owned by the Company (or any Subsidiary of the Company) as treasury stock or otherwise and each share of Company Common Stock owned by Parent or Merger Sub shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Offer Price and Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

Section 2.5 Organizational Documents.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that such Certificate of Incorporation shall be amended to change the name of the Surviving Corporation to “Cobra Electronics Corporation”. Thereafter, the Certificate of Incorporation of the Surviving Corporation may only be amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation (except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be amended to refer to “Cobra Electronics Corporation”). Thereafter, the Bylaws of the Surviving Corporation may only be amended or repealed in accordance with their terms and the Certificate of Incorporation of the Surviving Corporation and as provided by Law.

Section 2.6 Directors and Officers of the Surviving Corporation. At the Effective Time, the directors and officers of Merger Sub shall continue in office as the directors and officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 2.7 Company Common Stock Options; Company Restricted Stock.

(a) Termination of Company Equity Incentive Plan. Except as otherwise agreed to by the parties in writing, (i) the Company Equity Incentive Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time and (ii) the Company shall ensure (and shall take all necessary action to ensure) that following the Effective Time no participant in the Company Equity Incentive Plan or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(b) Company Common Stock Options. At the Effective Time, each outstanding Company Common Stock Option, whether vested or unvested, shall become fully vested and cancelled, (i) in the case of a Company Common Stock Option having a per share exercise price less than the Offer Price, for the right to receive from the Surviving Corporation for each share of Company Common Stock subject to such Company Common Stock Option immediately prior to the Effective Time an amount (subject to any withholding Tax) in cash (without interest thereon) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Common Stock Option immediately prior to the Effective Time and (B) the amount by which the Offer Price exceeds the per share exercise price of such Company Common Stock Option, or (ii) in the case of any Company Common Stock Option having a per share exercise price equal to or greater than the Offer Price, without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Common Stock Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Common Stock Option. Prior to the Effective Time, the Company shall deliver to the holders of Company Common Stock Options notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

(c) Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock, whether vested or unvested, that is outstanding immediately prior thereto shall become fully vested and all restrictions and repurchase rights thereon shall lapse and shall be converted automatically into the right to receive at the Effective Time an amount (subject to any withholding Tax) in cash (without interest thereon) in U.S. dollars equal to the product of (a) the total number of such shares of Company Restricted Stock without regard to vesting and (b) the Offer Price. Prior to the Effective Time, the Company shall deliver to the holders of Company Restricted Stock notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement and shall take all other actions necessary to effect the transactions contemplated by this Section 2.7(c) (including the making of any determination and/or resolutions of the Company Board of Directors or a committee thereof).

(d) Unless otherwise agreed by Parent in writing, all amounts payable to the holders of Company Common Stock Options and Company Restricted Stock shall be paid by the Company through its payroll system on the next scheduled payroll date following the Closing in lieu of delivering a check or making a wire transfer to such holder.

Section 2.8 Dissenter Shares. Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall demand to be paid the “fair value” of its Dissenter Shares, as provided in Section 262 of the DGCL, such Dissenter Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 2.8) and shall entitle such Dissenting Stockholder only to payment of the fair value of such Dissenter Shares, in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder withdraws (in accordance with Section 262 of the DGCL) or effectively loses the right to dissent. The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenter Shares prior to the Effective Time. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation or its designee, and the Aggregate Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a Company Common Stockholder on the Closing Date and such Dissenting Shares were not outstanding on the Closing Date. The Company shall give Parent prompt notice of any such demands prior to the Effective Time and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. If any Dissenting Stockholder shall have effectively withdrawn (in accordance with Section 262 of the DGCL) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenter Shares held by such Dissenting Stockholder shall be cancelled and retired, shall cease to exist, and shall be converted into and represent the right to receive the Merger Consideration pursuant to Section 2.8. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights or claims of an equity owner of the Surviving Corporation.

ARTICLE III

EXCHANGE OF CERTIFICATES

Section 3.1 Paying Agent. Prior to, or concurrently with, the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article III, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the Aggregate Consideration (such cash being hereinafter referred to as the “Exchange Fund”) in exchange for outstanding shares of Company Common Stock (but not, for the avoidance of doubt, for payments in respect of Company Common Stock Options or Company Restricted Stock, which shall be paid by the Company through its payroll system on the next scheduled payroll date following the Closing unless otherwise agreed to by Parent). The Paying Agent shall deliver the Aggregate Consideration in exchange for outstanding shares of Company Common Stock out of the Exchange Fund. In the event the Exchange Fund shall be insufficient to pay the Aggregate Consideration, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, and any amounts in excess of the amounts payable pursuant to Article I or Article II shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent. The Exchange Fund shall not be used for any other purpose.

Section 3.2 Exchange Procedures. Promptly following the Effective Time (but in no event later than two (2) Business Days following the Effective Time), Parent shall instruct the Paying Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”, it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock) and whose shares of Company Common Stock have been converted into the right to receive the Merger Consideration pursuant to Article II (excluding, for the avoidance of doubt, the Company, Parent, Merger Sub, any Subsidiary of the Company or Parent or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of appraisal) (i) a letter of transmittal in customary form and with such other provisions as Parent may determine (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavits of loss in lieu thereof in accordance with Section 3.6) for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Article III, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair value” of the shares represented thereby as contemplated by Article II.

Section 3.3 Further Rights in Company Common Stock. All consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, Company Common Stock Options and Company Restricted Stock.

Section 3.4 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for the Merger Consideration without any interest thereon.

Section 3.5 No Liability. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 3.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Paying Agent, the posting by such Person of a bond, in such reasonable and customary amount as Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

Section 3.7 No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

Section 3.8 Withholding of Tax. Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Common Stock Options and/or Company Restricted Stock such amount as Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be paid over to the applicable Governmental Entity in accordance with applicable Law or Order. Any amounts so paid over shall be treated for all purposes of this Agreement as having been paid to the former holder of a Certificate, Company Common Stock Option or shares of Company Restricted Stock in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement or (ii) as set forth in the Company Reports filed by the Company with the SEC and made publicly available since December 31, 2013 (to the extent it is reasonably apparent that any such disclosure set forth in the Company Reports would qualify the representations and warranties contained in this Article IV and other than, in each case of this clause (ii), (A) any matters required to be disclosed for purposes of Section 4.2 (Authority for Agreement), Section 4.3 (Capitalization) and Section 4.5 (No Conflict; Required Filings and Consents), Section 4.19 (Brokers), Section 4.20, (Fairness Opinion), Section 4.21 (Anti-Takeover Provisions), Section 4.25 (Information Supplied), Section 4.26 (DGCL 251(h)) of this Agreement which matters shall be specifically disclosed in the applicable Sections of the Company Disclosure Letter, respectively, and (B) disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such filings or similar forward-looking statements contained therein that are cautionary in nature, the Company represents and warrants to each of the other parties hereto as follows:

Section 4.1 Organization and Good Standing; Charter Documents.

(a) The Company and each of its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, (ii) has full corporate (or, in the case of any Subsidiary that is not a corporation, other) power and authority to conduct its business as presently conducted and to own, lease and operate its properties and assets and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clause (iii), where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has delivered to Parent (or included as an exhibit to the Company 10-K) complete and correct copies of the certificate of incorporation and by-laws (or similar organizational documents) of the Company and each Subsidiary of the Company, each as amended to date, and each as so delivered or included is in full force and effect. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws.

Section 4.2 Authority for Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder. This Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers (the “Bankruptcy and Equity Exception”).

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists solely of 12,000,000 shares of Company Common Stock, $0.33 (1/3) par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”), of which 120,000 shares are designated as Series A Junior Preferred Stock. As of one day prior to the date hereof, (i) 7,170,800 shares of Company Common Stock are issued and 6,602,980 shares of Company Common Stock are outstanding and (ii) 567,820 shares of Company Common Stock are held in the Company’s treasury. As of one day prior to the date hereof, a maximum number of 446,000 shares of Company Common Stock are issuable pursuant to outstanding Company Common Stock-Based Awards consisting of (i) 352,000 Company Common Stock Options outstanding pursuant to the Company Equity Incentive Plan, each such Company Common Stock Option entitling the holder thereof to purchase one share of Company Common Stock, and 352,000 shares of Company Common Stock are authorized and reserved for future issuance pursuant to the exercise of such Company Common Stock Options and (ii) 94,000 shares of Company Restricted Stock issuable upon the lapse of restrictions on outstanding Company Restricted Stock under the Company Equity Incentive Plan (which number is included in issued and outstanding Company Common Stock set forth in Section 4.3(a)(i)). There are 120,000 shares of Series A Junior Preferred Stock reserved for issuance pursuant to the Rights Plan, none of which are issued and outstanding. Except as set forth above and the Company Preferred Stock purchase rights granted pursuant to the Rights Plan, there are no options, warrants, calls or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(b) Except as set forth in Section 4.3(a), there are no outstanding rights or obligations, contingent or otherwise (including rights of first refusal, co-sale rights, “drag-along” rights or registration rights) to which the Company or any of its Subsidiaries is a party requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company or any of its Subsidiaries in any Subsidiary. All outstanding shares of Company Common Stock are, and any additional shares of Company Common Stock issues after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, free of any Encumbrances other than Encumbrances imposed upon the holder thereof by reason of the acts or omissions of such holder, not subject to any preemptive rights or rights of first refusal created by statute.

(c) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.

(d) As of the date hereof, except for the Tender Agreement, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company is a party or by which it is bound with respect to the voting or registration of Company Common Stock or capital stock of any its Subsidiaries or preemptive rights with respect thereto.

Section 4.4 Company Subsidiaries. Section 4.4 of the Company Disclosure Letter contains a correct and complete list of all of the Subsidiaries of the Company (the “Company Subsidiaries”) and the ownership interest of the Company or its Subsidiaries in each Subsidiary. The Company or one of its Subsidiaries is the record and beneficial owner of all outstanding shares of capital stock and other Equity

Interests of each Subsidiary of the Company and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock and other Equity Interests of each Subsidiary of the Company are owned by the Company free and clear of all Encumbrances. Except for the capital stock of, or other Equity Interests in, the Subsidiaries set forth in Section 4.4 of the Company Disclosure Letter, the Company does not own or have the right or obligation to acquire, directly or indirectly, any Equity Interest in, any Person.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 5.5(b), the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or result in any violation of breach of any provision of the Company Certificate of Incorporation or Company Bylaws, or the equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals and authorizations described in Section 4.5(c) have been obtained and all filings and notifications described in Section 4.5(c) have been made and any waiting periods thereunder have terminated or expired, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, cause or give to others (immediately or with notice or lapse of time or both) any right of termination, consent, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any property or asset of the Company or its Subsidiaries pursuant to, any Contract or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, is bound or affected, except in the case of clause (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subject to Section 6.4, the Company Board of Directors has by resolutions duly adopted by unanimous vote at a meeting duly called and held at which all directors were present and voted (which resolutions have not been subsequently rescinded or modified in any way): (i) approved this Agreement, the Offer to Purchase, the Merger and the other transactions contemplated hereby, (ii) determined that the Offer to Purchase, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are, advisable and in the best interests of the Company and the Company Common Stockholders, (iii) determined that the Company is eligible to elect to effect the Merger pursuant to Section 251(h) of the DGCL, (iv) approved the Rights Plan Actions (as defined below) and (v) recommended that (A) the Company Common Stockholders accept the Offer, and (B) tender their shares of Company Common Stock to Merger Sub pursuant to the Offer (clauses (i) through (v), the “Company Recommendation”). The Company Board of Directors has taken, or caused to be taken, all necessary actions so that (1) none of the execution or delivery of this Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement will result in (x) Parent or Merger Sub being deemed to be an Acquiring Person (as defined in the Rights Plan), (y) the occurrence of a Triggering Event (as defined in the Rights Plan), or (z) the distribution of Rights Certificates (as defined in the Rights Plan) separate from the certificates representing the shares of Company Common Stock, and (2) the Rights Plan will expire and be of no further force or effect pursuant to the terms of the Rights Plan immediately prior to the Acceptance Time pursuant to the Company Recommendation (collectively, the “Rights Plan Actions”). The approvals of the Company Board of Directors referred to in this Section 4.5(b) constitute approvals of the transactions contemplated hereby, including the Offer to Purchase and the Merger, under the provisions of Section 203 of the DGCL and Article 15 of the Company’s Certificate of Incorporation such that Section 203 and Article 15 of the Company’s Certificate of Incorporation will not apply with respect to or as a result of this Agreement and the transactions contemplated hereby, including the Offer to Purchase and the Merger, without any further action on the part of the Company Common Stockholders or the Company Board of Directors.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or compliance with the provisions hereof, except for (i) any applicable filings and approvals under any Antitrust Law, (ii) the filing with the SEC of the Schedule 14-9D and such reports under the Securities Act or the Exchange Act, as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (iii) any filings or notifications required under the rules and regulations of Nasdaq, (iv) the filing of the Certificate of Merger with the Delaware Secretary, (v) appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (vi) compliance with any applicable international, federal or state securities or “blue sky” Laws, (vii) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its affiliates and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Compliance.

(a) Compliance with Laws; Permits. (i) The Company and its Subsidiaries hold all material Company Permits, (ii) all such material Company Permits are in full force and effect and (iii) the Company and its Subsidiaries are in compliance with, and have for the past three (3) years been in compliance with, the terms of the Company Permits and all applicable Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. In the past three (3) years, neither the Company nor any of its Subsidiaries has received any written notice to the effect that the Company or any of its Subsidiaries is not in compliance in all material respects with the terms of such material Company Permits or any such Laws. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or their respective businesses is pending or, to the Knowledge of the Company, threatened, except for such investigations the outcomes of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, the Company and the Company Subsidiaries conduct and, to the extent any non-compliance in the past may still be relevant as of today or in the future, since January 1, 2011, have conducted their respective business in material compliance with the legal requirements under the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”). To the Knowledge of the Company, none of the Company, any Subsidiary of the Company or, any director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary of the Company has directly or indirectly in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(c) To the Knowledge of the Company, the Company and each of its Subsidiaries conduct and, to the extent any non-compliance in the past may still be relevant as of today or in the future, since January 1, 2011, have conducted their respective business in material compliance with (a) all applicable U.S. international trade laws, including the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the Executive Orders and regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) imposing embargoes and restrictions on transactions with designated countries and parties, including individuals and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons (“SDN List”); the anti-boycott regulations administered by the U.S. Department of Commerce (“Commerce”), and the U.S. Department of the Treasury; the Export Administration Act of 1979, as amended; the Export Administration Regulations; the Arms Export Control Act, as amended; and the International Traffic in Arms Regulations and (b) all other applicable international trade laws in other countries in which the Company conducts business. To the Knowledge of the Company, neither the Company, any Subsidiary of the Company, any officer, director, or employee of the Company, nor any agent or other Person acting for, on behalf of, or at the direction of the Company or any Subsidiary of the Company has (A) been or is designated on any list of any Governmental Entity, including the SDN List, Commerce’s Denied Persons List, the Commerce Entity List, and the U.S. Department of State’s (“State Department”) Debarred List, (B) participated in any transaction involving such designated persons or entities, or any country that is subject to U.S. sanctions administered by OFAC or (C) participated in any transaction involving international terrorism or nuclear, chemical or biological weapons proliferation.

(d) This Section 4.6 does not relate to the Company Reports or financial statements, which are the subject of Section 4.8; Tax matters, which are the subject of Section 4.11; employee benefit matters, which are the subject of Section 4.14; intellectual property matters, which are the subject of Section 4.17; or compliance with Environmental Laws, which are the subject of Section 4.22.

Section 4.7 Litigation. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no material claims, actions, suits, charges, demands, directives, proceedings, governmental investigations, inquiries, notices of violation or subpoenas (each an “Action”) against the Company or any of its Subsidiaries, or any of their officers and directors in their capacities as such, or any properties or assets of the Company or of any of its Subsidiaries, pending or, to the Knowledge of the Company, threatened. Neither the Company nor any Subsidiary of the Company is subject to any material outstanding Order.

Section 4.8 Company Reports; Financial Statements.

(a) Since January 1, 2011, the Company has timely filed all Company Reports required to be filed with the SEC on or prior to the date hereof. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and no Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC. Each Company Report has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed. None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company has provided (including via the SEC’s EDGAR system, as applicable) Parent all of the Company Financial Statements and all material correspondence (if such correspondence has occurred since December 31, 2010) between the SEC on the one hand, and the Company and any of its Subsidiaries, on the other hand. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. As of the date hereof, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. All of the Company Financial Statements comply in all material respects with applicable requirements of the Exchange Act and have been prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by SEC rules and regulations) and fairly present in all material respects the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated therein (except as may be indicated in the notes thereto or, in the case of unaudited statements, for normal year-end audit adjustments that were not or are not material individually or in the aggregate). As of the date hereof, Grant Thornton LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Such internal accounting controls are sufficient in all material respects to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. The Company has (x) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the reports the Company files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities, and (y) based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, disclosed, to the extent required by applicable Law, in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, and to the Company’s auditors and the audit committee of the Company Board of Directors, (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has provided to Parent copies of any material written materials relating to each of the foregoing. The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the reports the Company files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities. Based on its most recent evaluation of the Company’s disclosure controls and procedures prior to the date hereof, has disclosed in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by such report or amendment based on such evaluation, in timely alerting the Company’s Chief Executive Officer and its Chief Financial Officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(d) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except where the failure to be so recorded, stored, maintained or operated would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Since January 1, 2011, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

Section 4.9 No Material Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, determined, determinable or otherwise, that are required by GAAP to be set forth on the Company Financial Statements or the notes thereto, other than Liabilities and obligations (i) incurred on behalf of the Company under this Agreement or in connection with the transactions contemplated thereunder, (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2014 (none of which is a Liability resulting from infringement or breach of contract, violation of Law, or tort), (iii) disclosed, reserved against or provided for in the Company Financial Statements or in the notes thereto, (iv) that have been discharged or paid in full prior to the date hereof or (v) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes or Events.

(a) Since March 18, 2014, (i) except as disclosed in the Company 10-K or in Company Reports since March 18, 2014 through to the date of this Agreement, and except as specifically contemplated by, or as disclosed in, this Agreement, the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, (ii) there has not been any Effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since March 18, 2014 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has:

(i) taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would require disclosure or Parent’s consent pursuant to Section 6.1(b) (other than Sections 6.1(b)(iii), (vii), (xvii), (xix), (xx), (xxiv), (xxv), and (xxvii));

(ii) committed to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $250,000; or

(iii) communicated in writing with any employee of the Company or any Company Subsidiary regarding the compensation, benefits or other treatment that such employee would receive in connection with a change of control of the Company, except to the extent such communications were consistent in with Company Benefit Plans provided to Parent.

Section 4.11 Taxes.

(a) The Company and each of its Subsidiaries has timely filed with the appropriate Governmental Entities all income and other material Tax Returns that are required to be filed by it. All such Tax Returns were correct and complete in all material respects. All income and other material Taxes due and owing by the Company and each of its Subsidiaries (whether or not) shown on such Tax Returns have been timely paid. As of the date hereof, neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return. No claim that remains unresolved has been made in writing since January 1, 2010 by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction. There are no Encumbrances on any of the assets of the Company or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than liens for Taxes not yet due and payable.

(b) The Company and its Subsidiaries have timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(c) There is no dispute concerning any income or other material Tax Liability of the Company or any of its Subsidiaries raised by any Governmental Entity in writing to the Company or any of its Subsidiaries that remains unpaid, and neither the Company nor any of its Subsidiaries has received written notice of any threatened audits or investigations relating to any income or material Taxes nor otherwise has any Knowledge of any material threatened audits, investigations or assessments relating to any Taxes, in each case for which the Company or any of its Subsidiaries may become directly or indirectly liable.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, which waiver, agreement or request is still in effect.

(e) The Company has made available to Parent complete and accurate copies of all income Tax Returns filed by the Company and any of its Subsidiaries for all tax periods beginning on or after December 31, 2009.

(f) There are no material agreements relating to the allocating, indemnification or sharing of Taxes to which the Company or any of its Subsidiaries is a party.

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of Law to which the Company or any of its Subsidiaries may be subject, other than the affiliated group of which the Company is the common parent or (ii) has any Liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of Law) as a transferee or successor, by contract or otherwise.

(h) In the last five (5) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(k) Each contract, arrangement, or plan of the Company and its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects. Neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

Section 4.12 Title to Personal Properties; Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries either owns, or has valid leasehold interests in, all personal properties and assets used by it in the conduct of its business, in each case free and clear of all Encumbrances except Permitted Encumbrances. The personal property and assets of the Company and its Subsidiaries are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are operated in accordance with all applicable licenses, permits, consents and governmental authorizations, and are usable in the regular and ordinary course of business consistent with past practice, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 4.12(b) of the Company Disclosure Letter sets forth the address and description of the Owned Real Property. With respect to the Owned Real Property: (i) the Company or one of its Subsidiaries (as the case may be) has good and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (ii) except as set forth in Section 4.12(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person a right to use or occupy the Owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(c) Section 4.12(b) of the Company Disclosure Letter sets forth the address and description of each Leased Real Property and contains a list of all leases and other Contracts pursuant to which the Company or any Subsidiary holds any Leased Real Property (together, with all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Leases”). The Leased Real Property and the Owned Real Property comprise all of the real property used by the Company and its Subsidiaries in the Company’s business. The Company has made available to Parent and Merger Sub a true and complete copy of each Lease document. Except as set forth on Section 4.12(c) of the Company Disclosure Letter, (i) the Company’s or its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property has not been materially disturbed and, to the Knowledge of the Company, there are no material disputes with respect to such Leases, (ii) neither the Company nor any Subsidiary nor, to the Company’s Knowledge, any other party to a Lease is in material breach or default under such Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (iii) except for the Leased Real Property Subleases and Leases, neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(d) To the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair in all material respects and sufficient for the operation of the business of the Company and its Subsidiaries in all material respects, (ii) there are no material structural deficiencies or latent defects affecting any of the Improvements and (iii) there are no facts or conditions affecting any of the Improvements which would materially interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company and its Subsidiaries.

(e) Section 4.12(e) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all Leased Real Property Subleases and Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), including the date and name of the parties to thereto. The Company has delivered to Parent a true and complete copy of each of the Leased Real Property Subleases and Leases and, in the case of any oral agreement, a written summary of the material terms of such agreement. Except as set forth on Section 4.12(e) of the Company Disclosure Letter, with respect to each of the Leased Real Property Subleases and Leases: (i) such lease is legal, valid, binding, enforceable and in full force and effect and (ii) neither the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any other party to such lease is in material breach or default thereunder, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default thereunder.

Section 4.13 Reserved.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan and identifies each such Company Benefit Plan that is a Foreign Plan.

(b) With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been provided to Parent: (i) the most recent plan documents and all amendments thereto and all related trust agreements or documentation pertaining to other funding vehicles; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the IRS Forms 5500 (including schedules and attachments) and financial statements as filed for the past three (3) years; and (iv) the most recent IRS determination or opinion letter. Except as specifically provided in the foregoing documents delivered or made available to the Parent, there are no amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan, that, if effective, could result in any material Liability to the Company or any Subsidiary.

(c) None of the Company nor any Subsidiary maintains, sponsors, contributes to (or has an obligation to contribute to) or has any Liability under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) that is or was subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Section 4.14(c) of the Company Disclosure Letter sets forth each Company Benefit Plan that provides for post-retirement or post-termination health, life insurance or other welfare-type benefits other than as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar Law. Neither the Company nor any of its Subsidiaries has any Liability under any plan subject to Title IV of ERISA by reason of being considered a single employer with any other Person under Section 414 of the Code.

(d) Each Company Benefit Plan that is intended to qualify under Section 401 of the Code is so qualified and has received a current favorable determination or opinion letter from the IRS and nothing has occurred that could reasonably be expected to result in the revocation of such letter or affect the qualified status of such Company Benefit Plan.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or any Subsidiary, (i) each Company Benefit Plans have been maintained, funded and administered in accordance with their terms and applicable Laws and (ii) there are no pending or, to the Knowledge of the Company, threatened suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan and, to the Knowledge of the Company, there is no basis for any such suit, action, dispute, claim, arbitration, audit, investigation, administrative or other proceeding, and (iii) No Company Benefit Plan has any material unfunded liability not accurately reflected on the Company’s Financial Statements.

(f) Except as set forth on Section 4.14(f) of the Company Disclosure Letter, the transactions contemplated by this Agreement (either alone or in connection with any other event) will not (i) cause the acceleration of, vesting in, increase of or payment of, any benefits or compensation to any Person and will not otherwise accelerate or increase any Liability under any Company Benefit Plan or (ii) result in any amount failing to be deductible under Section 280G of the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or any Subsidiary, to the Knowledge of the Company, each individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries has been properly classified as an independent contractor under applicable Law and for Company Benefit Plan purposes.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Foreign Plan that is required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities in all respects.

Section 4.15 Labor Relations.

(a) The employees of the Company and its Subsidiaries have not been, and currently are not, represented by a labor organization, works council, or other employee representative and, to the Knowledge of the Company, there is not and has not been any union organizing activities involving any employees of the Company or its Subsidiaries. There has not been, nor is there existent or, to the Knowledge of the Company, threatened, any strike, slowdown, picketing, work stoppage or other material labor dispute involving employees of the Company or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are and for the past three (3) have been in compliance with all Laws governing the employment of labor, including all such laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation.

(c) There are no material Actions against the Company or any of its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment, application for employment or termination of employment of any individual by or with the Company.

(d) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in material violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others.

(e) Within the past three (3) years, neither the Company nor any Company Subsidiary has implemented any plant closing or layoff of employees in violation of WARN.

Section 4.16 Contracts and Commitments.

(a) All Contracts required to be filed as an exhibit to an Annual Report on Form 10-K, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act have been filed, and no such Contract has been amended or modified, except as set forth in Section 4.16(a) of the Company Disclosure Letter. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than Contracts described in Section 4.16(a), except as set forth on Section 4.16(b) of the Company Disclosure Letter, as of the date hereof neither the Company nor any of its Subsidiaries is a party to, is bound or affected by, or receives any benefits under, any Contract (or series of related Contracts):

(i) limiting the freedom of the Company or any of its Subsidiaries, or that after the Effective Time would have the effect of limiting in any material respect the freedom of Parent or any of its Affiliates to, engage in any line of business or sell, supply or distribute any service or product (including with respect to the pricing thereof), or to compete with any entity or to conduct business in any geography, or to hire any individual or group of individuals or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party;

(ii) except in the ordinary course of business, that (A) grants exclusive rights to any third party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party or (C) grants “most favored nation” or “best price” rights;

(iii) involving any joint venture, partnership or similar arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(iv) relating to Indebtedness or, other than in the ordinary course of business, the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except for agreements with an outstanding principal amount not exceeding $250,000 in the aggregate for all such agreements;

(v) continuing severance or termination pay Liabilities related to termination of employment;

(vi) pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Encumbrance, other than any Permitted Encumbrances, on properties or other assets of the Company of any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(vii) for the aggregate purchase of materials, supplies, goods, services, equipment or other assets that had annual payments by the Company and its Subsidiaries during the 2013 calendar year of $250,000 or more;

(viii) that are material to the conduct of the business of the Company and its Subsidiaries and relate to the acquisition, transfer, licensing, development, co-development, or sharing of any Intellectual Property or any other Contract affecting the ability of the Company or any of its Subsidiaries to own, use, transfer, license, enforce, or disclose any Intellectual Property (including any assignment, license, consulting, development, indemnification, settlement, joint ownership, consent-to-use, concurrent use, standstill, Software escrow, or royalty Contracts and Contracts for Third Party Components, but excluding Off-the-Shelf Software Licenses and Form Customer Licenses) (for the avoidance of doubt, without limiting any other provision of this Agreement, all exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries to any Person shall be deemed to be material to the conduct of the business of the Company and its Subsidiaries);

(ix) pursuant to which the Company or any Subsidiary of the Company has any Liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, or otherwise in respect of any obligation of any Person, or any capital maintenance, keep-well or similar agreements or arrangements, except for agreements or arrangements with outstanding Liabilities of the Company or any of its Subsidiaries not exceeding $250,000 in the aggregate for all such agreements or arrangements;

(x) requiring the Company and its Subsidiaries to make capital expenditures in excess of $250,000 in the aggregate for all such agreements;

(xi) is a material Contract which provides for indemnification by the Company or its Subsidiaries of any other Person against any charge of infringement of any Intellectual Property, other than pursuant to a Form Customer License;

(xii) relates to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(xiii) relates to any hedging, derivatives or similar arrangements that are material to the Company and its Subsidiaries, taken as a whole; or

(xiv) contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets.

(c) Each Contract described in Section 4.16(a) or set forth, or required to be set forth, on Section 4.16(b) of the Company Disclosure Letter is referred to herein as a “Company Material Contract.” As of the date hereof, the Company has heretofore provided to Parent a complete and correct copy of each Company Material Contract, including all exhibits and schedules thereto, and any amendment or modifications thereto. Neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any

Company Material Contract where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete and correct list of all patented or registered Intellectual Property and all patent applications and other applications for registration of Intellectual Property, in each case owned by or filed in the name of the Company or any of its Subsidiaries. All necessary registration, maintenance and renewal fees in connection with the Intellectual Property set forth (or required to be set forth) in Section 4.17(a) of the Company Disclosure Letter have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting, and maintaining the foregoing. All of the Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries that is material to the business of the Company is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) (i) The Company or one of its Subsidiaries owns and possesses all right, title and interest in and to the Intellectual Property set forth (or required to be set forth) on Section 4.17(a) of the Company Disclosure Letter free and clear of all Encumbrances, other than Permitted Encumbrances, and (ii) the Company or one of its Subsidiaries owns and possesses, free and clear of all Encumbrances, other than Permitted Encumbrances, or the Company and its Subsidiaries have a license or the right to, (x) all Patents, Trademarks, Copyrights, Internet domain names, Trade Secrets and other Intellectual Property, in each case constituting or comprising Company Products, and (y) all other Intellectual Property to the extent developed for, used in, or necessary for the conduct of, the business of the Company and its Subsidiaries as currently conducted (including all Third Party Components) (the Intellectual Property referenced in clauses (i) and (ii), the “Company Intellectual Property Rights”). Except as set forth in Section 4.17(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received, in the twelve (12) months preceding the date of this Agreement, any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the Company Intellectual Property Rights (other than office actions in the ordinary course of prosecution of a patent or trademark).

(c) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries (including the Company Products and the development, manufacture, marketing, distribution, importation, offer for sale, sale, license, or use thereof) as currently conducted does not infringe upon or misappropriate any Intellectual Property of any other person in any material respect. To the Knowledge of the Company, no Third Party has infringed or misappropriated any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. Except as set forth in Section 4.17(c) of the Company Disclosure Letter, (i) there are no pending Actions against the Company or any of its Subsidiaries, and (ii) none of the Company or its Subsidiaries has received, in the thirty-six (36) months preceding the date of this Agreement, any material written charge, complaint, claim, demand or notice (including unsolicited offers to license or cease and desist letters), in each case of (i) and (ii), with respect to (A) any Intellectual Property (including any infringement, misappropriation, or violation of any

Person’s Intellectual Property) or (B) the enforceability, use (including any assertion of misuse), ownership, scope, or validity of, any Intellectual Property (other than office actions issued in the ordinary course of prosecuting any pending patent or trademark applications). No Intellectual Property owned by the Company or any of its Subsidiaries is subject to any Order restricting or otherwise limiting the use, validity, enforceability, scope, disposition or exploitation thereof or any right, title, or interest of the Company or any of its Subsidiaries with respect thereto.

(d) (i) The Company and its Subsidiaries have taken reasonable measures under the circumstances to protect, preserve and maintain the secrecy, confidentiality and value of all Company Intellectual Property Rights that constitute trade secrets or other material confidential information (including the Source Code), and (ii) to the Knowledge of the Company, (x) no such trade secrets or other material confidential information have been disclosed or authorized to be disclosed to any Person other than to Persons who are subject to written confidentiality agreements with confidentiality obligations that reasonably protect the interest of the Company and its Subsidiaries in and to such trade secrets and confidential information, and (y) no unauthorized disclosure or use of any such trade secrets or confidential information have been made.

(e) All Persons (including current and former employees, consultants and contractors of the Company and its Subsidiaries) who contributed to the creation, development, improvement or modification of any Intellectual Property for or on behalf of the Company or its Subsidiary have executed and delivered to the Company or one of its Subsidiaries a valid and enforceable written agreement (i) providing for the non-disclosure by such Person of trade secrets and other confidential information of the Company and its Subsidiaries, and (ii) providing for the present assignment to the Company or such Subsidiary, as applicable, of all of such Persons’ rights, titles and interests in such Intellectual Property that the Company or such Subsidiary does not already own by operation of Law without further payment being owed to any Person and without any restrictions or obligations on the Company or any of its Subsidiaries with respect to such Intellectual Property.

(f) Section 4.17(f)(i) of the Company Disclosure Letter sets forth a complete and accurate list of all Third Party Components that constitute Open Source Software, in each case identifying (x) the Company Product associated with such Third Party Component, (y) the name and version number of the applicable Contract granting the Company or any of its Subsidiaries rights in and to such Open Source Software, and (z) whether any modification thereto was made by or for the Company or any of its Subsidiaries. With respect to any Third Party Component that constitutes Open Source Software, the Company and its Subsidiaries are and have been in material compliance with all applicable licenses with respect thereto. Other than possession of Source Code by service providers solely for the purpose of providing programming services to the Company, no Person other than the Company or one of its Subsidiaries is in possession of any such Source Code or has been granted any license or right to any such Source Code. Except as set forth in Section 4.17(f)(ii) of the Company Disclosure Letter and except for Source Code disclosed to service providers solely for the purpose of providing programming services for the Company, neither the Company nor any of its Subsidiaries has disclosed, licensed, released, or delivered to any Third Party or agreed to disclose, license, release, or deliver to any Third Party (under any circumstance), any Source Code (including any Source Code for any Company Product). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any Source Code be disclosed, licensed, released, or delivered to any Third Party by the Company or any of its Subsidiaries.

(g) The Information Systems are adequate for the operation of the businesses of the Company and its Subsidiaries as currently conducted. With respect to the Information Systems: (i) the Company and its Subsidiaries have an adequate disaster recovery plan in place and have adequately tested such disaster recovery plan for effectiveness; and (ii) in the thirty-six (36) months prior to the date hereof, there have not been any material malfunctions, materials breakdowns or continued substandard performance that have not been remedied or replaced in all material respects, or any material, unplanned downtime or service interruption.

(h) The Company and its Subsidiaries use commercially available antivirus software and use commercially reasonable efforts to protect the Company Products and Software used internally by the Company or its Subsidiaries from becoming infected by any disabling codes or instructions, timers, copy protection devices, clocks, counters. other limiting designs or routings, “back doors,” “time bombs,” “Trojan horses,” “worms,” “drop dead devices,” “viruses,” or other similar Software routines or hardware components or material bugs or defects (“Malicious Code”). To the Knowledge of the Company, the Company Products and IT Systems perform in all material respects in accordance with their respective specifications and warranties (including all User Documentation) and there is no Malicious Code in any Company Product.

(i) To the Knowledge of the Company, there have been no actual or alleged security breaches, or unauthorized use, access or intrusions, of any Information System or any personal information, payment card information, data, or any other such information (including data of any customer of the Company or any of its Subsidiaries) used, collected, maintained, or stored, by or on behalf of the Company or any of its Subsidiaries (or any loss, destruction, compromise, or unauthorized disclosure thereof). The Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data. With respect to data collection, use, privacy, protection, and security, the Company and its Subsidiaries have materially complied with all applicable Laws and industry standards or requirements, including the Payment Card Industry Data Security Standards (PCI-DSS), in each case as applicable to the Company or its Subsidiaries, and all of such policies. Neither the Company nor any of its Subsidiaries has received any notice from a third party alleging that the Company or any of its Subsidiaries is not in compliance in all material respects with such privacy and data protection Laws. No investigation or review by any Governmental Entity with respect to the compliance with such privacy and data protection Laws by the Company or any of its Subsidiaries or their respective businesses has taken place in the twelve (12) months prior to the execution of this Agreement, is pending or, to the Knowledge of the Company, threatened.

(j) The transactions contemplated by this Agreement shall not impair any material right, title Rights or interest of the Company or any of its Subsidiaries in or to any Company Intellectual Property or Information Systems, and immediately subsequent to the Closing, the Company Intellectual Property Rights and Information Systems will be owned by, licensed to, or available for use by, the Company and its Subsidiaries on terms and conditions substantially similar to those under which the Company and its Subsidiaries owned, licensed or used, the Company Intellectual Property Rights and Information Systems immediately prior to the Closing, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiaries would otherwise be required to pay.

Section 4.18 Insurance Policies. Section 4.18 of the Company Disclosure Letter sets forth a list of all material insurance policies maintained by the Company or any of its Subsidiaries which policies have been issued by insurers. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance with reputable insurers for the business and assets of the Company and its Subsidiaries in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, (ii) all insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and (iii) neither the Company nor any of its Subsidiaries is in material breach or default of any of the insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has not received any written notice or, to the Knowledge of the Company, any other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any material coverage, reservation or rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

Section 4.19 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, its Subsidiaries or any of their respective directors, officers or employees.

Section 4.20 Fairness Opinion. The Company Financial Advisor has delivered to the Company Board of Directors and not withdrawn its written opinion (or an oral opinion to be confirmed in writing) to the effect that, as of the date of such opinion, the Offer Price and the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders (such opinion, the “Fairness Opinion”). The Company shall provide a complete and correct signed copy of the Fairness Opinion solely for informational purposes to Parent as soon as practicable after the execution of this Agreement (but, in any event, within one (1) Business Day following the date of this Agreement), and it is agreed and understood that such Fairness Opinion may not be relied on by Parent or Merger Sub.

Section 4.21 Anti-Takeover Provisions. Assuming the accuracy of the representation contained in Section 5.5(b), the Company Board of Directors has taken all other necessary action so that the provisions of Section 203 of the DGCL, any rights agreement or “poison pill” arrangement, including the Rights Plan, and any other Antitakeover Laws applicable to the Company, including Article 15 of the Company Certificate of Incorporation do not, and will not, apply to this Agreement, the Merger or the other transactions contemplated hereby.

Section 4.22 Environmental Matters. Except as set forth on Section 4.22 of the Company Disclosure Letter: (a) each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable Environmental Laws which compliance has included (and includes) obtaining, maintaining and complying in all material respects with all required Environmental Permits; (b) there are no material Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (c) neither the Company, its Subsidiaries nor any other Person has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility contaminated by any Hazardous Materials, in each case which could reasonably be expected to result in material Liability for the Company or its Subsidiaries under Environmental Laws, (d) neither the Company nor any of its Subsidiaries has received any written notice or other information regarding any actual or alleged material violation of, or any material Liability arising under, any Environmental Law and (f) neither the Company nor any of Company Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Liability of any other Person relating to Environmental Laws. The Company has provided to Parent all environmental reports, assessments, audits, and other material documents from the last five (5) years bearing on environmental, health or safety Liabilities, relating to the past or current properties, facilities, businesses or operations of the Company or any of its Subsidiaries which are in their possession or under their reasonable control and that are material to an understanding of the Company’s or any of the its Subsidiaries’ compliance with Environmental Laws or environmental conditions including at any property or facility.

Section 4.23 Product Warranties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has any liabilities or has made any warranties, except product warranties in the ordinary course, with respect to the quality of any products or services sold, distributed or provided by the Company or such Subsidiary except as described on Section 4.23 of the Company Disclosure Letter. There are no material pending or, to the Company’s Knowledge, threatened Actions against either the Company or any Subsidiary in respect of any warranty, or for injury to person or property of its employees or any third parties, arising from or relating to the sale of any product or performance of any service by the Company or any Subsidiary, including claims arising out of the defective or unsafe nature of its products or services.

Section 4.24 Customers and Suppliers. Section 4.24(a) of the Company Disclosure Letter lists the twenty (20) largest customers of the Company (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the one year period ended December 31, 2013) (each, a “Major Customer”). Section 4.24(b) of the Company Disclosure Letter lists the ten (10) largest suppliers of the Company (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the one year period ended December 31, 2013) (each, a “Major Supplier”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has, as of the date hereof, not received, as of the date of this Agreement, any written or, to the Knowledge of the Company, oral notice from any Major Customer or Major Supplier that any such Major Customer or Major Supplier intends to terminate, reduce or not renew, its relationship with the Company or its Subsidiaries.

Section 4.25 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Information Statement, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or any of their Representatives specifically for inclusion (or incorporation by reference) in any such document.

Section 4.26 DGCL 251(h). The Company has not taken, or authorized or permitted any Representatives of the Company to take, any action that would reasonably be expected to render Section 251(h) of the DGCL inapplicable to the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to such exceptions as are disclosed in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the State of Delaware. Each of Parent and Merger Sub has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the transactions hereunder.

Section 5.2 Authority for Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub, and no other action on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate Parent’s Certificate of Incorporation or Parent Bylaws, or the equivalent charter documents of Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 5.3(b) have been obtained and all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or its Subsidiaries or by which any material property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any material property or asset of Parent or its Subsidiaries pursuant to, any Contract or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, is bound or affected, except in the case of clause and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) any applicable filings and approvals under any Antitrust Law, (ii) the filing with the SEC of the Schedule 14-9D and such reports under the Securities Act or the Exchange Act, as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (iii) any filings or notifications required under the rules and regulations of Nasdaq, (iv) the filing of the Certificate of Merger with the Delaware Secretary, (v) appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (vi) compliance with any applicable international, federal or state securities or “blue sky” Laws and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, including Merger Sub, that would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, are subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 Capitalization of Merger Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Merger Sub consists of 1,000 shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated under this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder.

(b) As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares or any securities that are convertible into or exchangeable or exercisable for shares of Company Common Stock, or holds any rights to acquire or vote any shares of Company Common Stock, other than pursuant to this Agreement. None of Parent, Merger Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “Interested Stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 5.6 Availability of Funds.

(a) Parent has provided the Company with a true and complete copy of the financing commitment letter, dated as of the date of this Agreement, from the Sponsor (the “Financing Commitment”), regarding the proposed equity and/or debt financing described therein (the “Financing”). The Financing Commitment is in full force and effect as of the date hereof and is the legal, valid and binding obligation of Parent and Merger Sub and the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. The Company is an express third-party beneficiary with respect to, and is entitled to specifically enforce, the Financing Commitment. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Sponsor, Parent or Merger Sub under any term of, or a failure of any condition under, the Financing Commitment or otherwise result in any portion of the Financing contemplated thereby to be unavailable at the Offer Closing or the Closing. Sponsor, Parent or Merger Sub has fully paid any and all commitment fees or other fees required by the Financing Commitment to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing immediately prior to the Offer Closing, other than as expressly set forth in the Financing Commitment.

(b) Assuming the satisfaction of the Offer Conditions and/or the conditions to the obligations of Parent and Merger Sub to effect the Merger on the Closing Date set forth in Section 7.1, Parent and Merger Sub will have at the Closing funds sufficient to pay the Aggregate Consideration and to pay all of the fees and expenses relating to the consummation of the Merger and the other transactions contemplated hereby (collectively, the “Financing Uses”). Parent’s obligation to consummate the transactions contemplated hereby is not contingent on Parent’s ability to obtain any financing prior to consummating the Merger.

Section 5.7 Limited Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guaranty of the Sponsor, dated as of the date of this Agreement, in favor of the Company in respect of the obligations of Parent and Merger Sub referenced therein. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.8 Solvency.

Assuming that (i) the conditions to the obligation of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived, (ii) all estimates, projections or forecasts prepared by the Company or one of its Representatives that have been provided to Parent, Merger Sub or their Representatives have been prepared in good faith based upon reasonable assumptions as of the date of preparation thereof and (iii) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated hereunder, including the payment of the Financing Uses, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be Solvent. Parent and Merger Sub are not entering into the transactions contemplated with this Agreement with the intent to hinder, delay or defraud either present or future creditors.

Section 5.9 Brokers. Except for amounts owing to Houlihan Lokey, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective directors, officers or employees, for which the Company may become liable.

Section 5.10 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, Merger Sub will have engaged in no business and have no Liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 5.11 Information Supplied. Neither the written information supplied, or to be supplied, by or on behalf of Parent or Merger Sub for inclusion in the Schedule 14D-9 or any other documents to be filed by Parent, Merger Sub or the Company with the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby, will, on the date of its filing or, when disseminated to the Company Common Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents, insofar as they relate to Parent, Merger Sub or the Sponsor or other information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in any of the foregoing documents.

Section 5.12 Employee Matters. As of the date hereof, neither Parent nor Merger Sub has: (a) entered into any employment agreement with any of the Company’s directors, officers or employees, (b) offered employment to any of the Company’s directors, officers or employees, (c) had discussions with any of the Company’s directors, officers or employees regarding the future terms of their employment after the Closing or (d) sold, or offered to sell, any direct or indirect Equity Interest in the Company or Parent to any of the Company’s directors, officers or employees.

Section 5.13 Acknowledgement of No Other Representations or Warranties.

(a) Each of Parent and Merger Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its representatives have desired or requested to review for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article IV and the Company Disclosure Letter, none of the Company, the Company Subsidiaries or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning the Company or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article IV and the Company Disclosure Letter, fraud, or any breach of any covenant or other agreement of the Company contained in this Agreement, none of the Company, the Company Subsidiaries or any of their respective affiliates or representatives shall have any liability to Parent or Merger Sub or their respective affiliates or representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, its Subsidiaries or their respective affiliates or representatives to Parent, Merger Sub or their respective affiliates or representatives in connection with the transactions contemplated by this Agreement.

(b) Neither Parent nor any of its Affiliates has entered into any Contract or any commitments to enter into any Contract (i) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration, (ii) except for the Tender Agreement, pursuant to which any stockholder of the Company (A) agrees to tender such stockholder’s shares of Company Common Stock in the Offer or (B) agrees to vote against, or not to tender shares of Company Common Stock in any offer in connection with, any Superior Proposal, or (iii) pursuant to which any third party has agreed to provide any capital (other than pursuant to the Financing Commitment) to Parent or the Company to finance in whole or in part any of the Financing Uses.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, unless Parent shall otherwise agree in writing, which agreement shall not be unreasonably withheld, delayed or conditioned (and except as set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly permitted or required by this Agreement), the Company shall, and shall cause each of the Company Subsidiaries to, (i) maintain its existence in good standing under applicable Law, (ii) subject to the restrictions and exceptions set forth in Section 6.1(b) or elsewhere in this Agreement, conduct its business and operations only in the ordinary and usual course of business and in a manner consistent with prior practice and (iii) use commercially reasonable efforts to (A) preserve intact its assets, properties, Contracts or other legally binding understandings and business organizations, (B) keep available the services of its current officers and key employees and consultants and (C) preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which the Company or any of the Company Subsidiaries has business relations.

(b) Without limiting the foregoing, the Company covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of the Company Subsidiaries not to (except as expressly set forth on the applicable subsection of Section 6.1(b) of the Company Disclosure Letter or with the prior written approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside, establish a record date for, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or other Equity Interests or (B) enter into any agreement with respect to the voting of its capital stock or other Equity Interests;

(ii) adjust, split, combine or reclassify any of its capital stock or that of any Company Subsidiary or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or that of any Company Subsidiary;

(iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its or any Company Subsidiaries’ capital stock or any Company Common Stock Rights or Subsidiary Stock Rights (except pursuant to restricted stock award agreements outstanding on the date hereof) or any other Equity Interests;

(iv) issue, deliver or sell, pledge or encumber any shares of its or any Company Subsidiaries’ capital stock, or any Company Common Stock Rights (other than the issuance of shares of Company Common Stock pursuant to Company Common Stock Options outstanding on the date of this Agreement);

(v) waive any rights under or amend the Rights Plan, except as expressly required to have this Agreement and the transactions contemplated hereby exempted from the Rights Plan (including the Rights Plan Actions);

(vi) amend the Company Certificate of Incorporation or Company Bylaws or, to the extent doing so would be adverse to Parent, any equivalent organizational documents of the Company Subsidiaries;

(vii) incur, create, assume or otherwise become liable for any Indebtedness or assume, guaranty, endorse or otherwise become liable or responsible for the Indebtedness of any other Person (other than a Company Subsidiary), except (A) in connection with refinancings of existing Indebtedness, (B) for accounts payable and vendor advances incurred in the ordinary course of business, (C) Indebtedness among the Company and the Company Subsidiaries or among the Company Subsidiaries, and (D) Indebtedness under existing credit facilities;

(viii) make any loans, advances or capital contributions to or investments in any other Person (other than any Company Subsidiary) other than (A) loans made in the ordinary course of business and (ii) in connection with transactions permitted pursuant to Section 6.1(b)(xv);

(ix) merge or consolidate with any other entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization or otherwise permit its corporate existence to be suspended, lapsed or revoked;

(x) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former employees, directors or Affiliates of the Company, or any other service providers of the Company, other than alterations or amendments (A) made to non officers and non directors in the ordinary course of business consistent with past practice, (B) as expressly required or permitted by Section 2.7 of this Agreement or (C) required under applicable Laws or the express terms of any Company Benefit Plan;

(xi) sell, license, mortgage, transfer, lease, or otherwise dispose of any Equity Interests in any Person, or business or material properties or assets (including any Equity Interests of any Company Subsidiaries), other than sales of inventory in the ordinary course of business, consistent with past practice;

(xii) pledge or otherwise subject to any Encumbrance (including by merger, consolidation, or sale of stock or assets) any material property or asset (including any Company Intellectual Property Rights);

(xiii) license (other than pursuant to a Form Customer License), transfer, assign, abandon, or allow to lapse or expire any material Intellectual Property owned by the Company or any of its Subsidiaries;

(xiv) knowingly or intentionally disclose any trade secrets to any Person, other than in the ordinary course of business consistent with past practice;

(xv) acquire any material business, assets or securities other than inventory and raw materials in the ordinary course of business consistent with past practice;

(xvi) file any material Tax Return materially inconsistent with past practice, make any material Tax election, settle or compromise any material Tax claim or assessment by any Governmental Entity, file any amended Tax Return, change an annual tax accounting period, adopt or change any tax accounting method, fail to pay any material Tax when it becomes due and payable, enter into any closing agreement, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any income or other material Tax claim or assessment relating to the Company or any of its Subsidiaries;

(xvii) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $250,000;

(xviii) pay, discharge, settle, cancel, incur or satisfy any material Liabilities, other than the payment, discharge or satisfaction of Liabilities in the ordinary course of business consistent with past practice, as required by any applicable Law, as accrued for in the Company Financial Statements, or as required by the terms of any Company Material Contract, as in effect on the date of this Agreement;

(xix) enter into, modify, amend or terminate (A) any Contract which if so entered into, modified, amended or terminated could reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company, Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (B) except in the ordinary course of business consistent with past practice, any Company Material Contract;

(xx) maintain insurance at less than levels in effect as of the date hereof or otherwise in a manner inconsistent with past practice in any material respect;

(xxi) except as required by GAAP, make any material changes in accounting methods, principles or practices;

(xxii) enter into any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder;

(xxiii) engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404;

(xxiv) compromise, release, waive or settle any Action directly relating to or affecting the Company’s Intellectual Property having a value or in an amount in excess of $150,000, or that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(xxv) implement any employee layoffs that could give rise to notice obligations under WARN;

(xxvi) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice;

(xxvii) communicate in writing with employees of the Company or any Company Subsidiary regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications); or

(xxviii) knowingly commit, authorize, agree to take or enter into any letter of intent or similar agreement or arrangement with respect to any of the actions described in this Section 6.1(b).

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ respective operations.

Section 6.2 Access to Information and Employees.

(a) From the date hereof to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, afford the Representatives of Parent and Merger Sub (including the Sponsor and its Representatives) reasonable access during normal business hours to the officers, employees, agents (including outside accountants), properties, offices and other facilities, books and records, Contracts, commitments, work papers and other documents and information relating to the Company and the Company Subsidiaries and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish or otherwise make available (including via EDGAR, if applicable) such information concerning the business, properties, personnel, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent may reasonably request, including, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each calendar month, a copy of the monthly consolidated financial statements of the Company, including statements of financial condition, results of operation and statements of cash flow, in a form substantially similar to that set forth on Section 6.2(a) of the Company Disclosure Letter; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person (provided that the Company shall use its reasonable best efforts to (A) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege and/or (B) obtain the consent of such third party to such access) or (iii) breach, contravene or violate any applicable Law (including any Antitrust Law). During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Merger Sub shall, and shall cause their respective Representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures.

(b) No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(c) The Company acknowledges that, prior to the Effective Time, Parent or its Representatives may make available to the Company or its Representatives certain information that is confidential, proprietary or otherwise not publicly available including analyses, forecasts, plans, summaries, studies and the content of discussions, proposals or negotiations between the Company or its Representatives and Parent or its Representatives pursuant to Section 6.4(d) (collectively, “Parent Confidential Information”) and agrees that all Parent Confidential Information given by or on behalf of Parent to the Company will not be disclosed, reproduced, disseminated, quoted or referred to by the Company or any of its Subsidiaries or Representatives to any Third Party without the prior written consent of Parent.

Section 6.3 Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Transaction Documents, including the taking of all commercially reasonable acts necessary to cause the Offer Conditions and the conditions set forth in Article VII to be satisfied. In no event shall Parent or Merger Sub be required to (nor will the Company, without Parent’s prior written consent, which may be withheld at Parent’s sole discretion) (i) pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transaction contemplated by this Agreement under any Contract or (ii) modify or waive any Offer Condition or any of the conditions set forth in Article VII. The Company agrees to reasonably cooperate with Parent to arrange meetings following the date of this Agreement with Begin Land Limited and the Major Customers in a manner and at times to be mutually agreed upon by the parties. Each of Parent, Merger Sub and the Company shall execute and deliver any additional documents or instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents.

(b) Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall use its reasonable best efforts to make promptly any required submissions under any Antitrust Laws which the Company or Parent determines should be made, in each case with respect to the Offer, the Merger and the transactions contemplated hereby and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts material to the Company’s business in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any investigation or Action by or before any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such investigation, Action or threat, (3) promptly inform the other party of any material communication concerning any Antitrust Laws to or from any Governmental Entity regarding the Offer, the Merger and any of the other transactions contemplated by this Agreement and (4) furnish to the other party such information and assistance as the other may reasonably request in connection with any filing or other act undertaken in compliance with any Antitrust Laws. Except as may be prohibited by any Governmental Entity, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Action under or relating to any Antitrust Law. Except as may be prohibited by any Governmental Entity, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Action and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Action. Parent shall pay all filing fees incurred in connection with filings made under Antitrust Laws in connection with the transactions contemplated by this Agreement.

(c) Notwithstanding the foregoing, the Parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of Parent’s, the Company’s, or any of Parent’s or the Company’s Affiliates’ businesses, assets or properties other than, if required by a Governmental Entity, agreeing to hold separate and, if required by a Governmental Entity, agreeing to divest, the Company’s Radar/Laser Detection Business, or (B) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity that would require Parent, the Company or any of Parent’s or the Company’s Affiliates to take any action other than, if required by a Governmental Entity, agreeing to hold separate and, if required by a Governmental Entity, divest, the Company’s Radar/Laser Detection Business, to the extent necessary to give effect to the preceding clause (A). Solely to the extent necessary to give effect to the exceptions set forth in the preceding sentence, Parent agrees to (i) if required by a Governmental Entity, agree to hold separate, and/or, if required by a Governmental Entity, agree to divest, the Company’s Radar/Laser Detection Business and (ii) solely to the extent necessary to give the effect to the requirements of, clause (i), take any and all actions (but not so as to increase the divestitures required by clause (i)) ancillary or necessary to give effect thereto as demanded by any Governmental Entity, including the provisions of transition services and support, in order to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to consummate the transactions contemplated hereby as soon as practicable. The Company shall cooperate with, and shall cause its Subsidiaries and its and their respective directors, officers and employees to cooperate with, Parent in all reasonable respects and any applicable Governmental Entity in all material respects in promptly determining the composition and structure of, and effectuation and consummation of, any requested hold separate or divestiture agreement whose establishment is necessary to give effect to the exceptions set forth in this paragraph.

(d) If any Antitakeover Laws are or may become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board of Directors shall promptly grant such approvals and use reasonable best efforts to take such other lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise take such other commercially reasonable and lawful actions to eliminate or minimize the effects of such Antitakeover Laws and any regulations promulgated thereunder, on such transactions.

Section 6.4 No Solicitation of Transactions; Company Adverse Recommendation Change.

(a) On the date hereof the Company will instruct and cause the Company’s employees, officers, directors, legal and financial advisors, representatives and agents (collectively, “Representatives”), and the Company Subsidiaries and their respective Representatives to immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal and such notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company will not and will not authorize or permit any Company Subsidiary and will use reasonable best efforts not to permit any Representative of the Company or any of the Company Subsidiaries to, directly or indirectly:

(A) initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of the Company Subsidiaries to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) grant any waiver, amendment or release, or fail to enforce any rights (including by failing to pursue and obtain injunctions to prevent breaches), under any standstill or confidentiality agreement or any rights agreement or Antitakeover Laws, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal (including providing consent or authorization to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board of Directors (or any member thereof) pursuant to any confidentiality agreement); provided that the Company may waive any standstill or similar provisions in its agreements to the extent necessary to permit a Person to make an Acquisition Proposal to the Company Board of Directors on a confidential basis;

(D) (1) execute or enter into any Acquisition Agreement or other agreement that requires the Company to abandon this Agreement or (2) publicly approve, endorse, or recommend any such action; or

(E) publicly propose to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in Section 6.4(a) but subject to the terms of this Section 6.4(b), at any time prior to, but not after, the Acceptance Time, the Company may, subject to compliance with this Section 6.4:

(i) provide information in response to a request therefor to an unaffiliated Third Party who has made a Qualifying Acquisition Proposal after the date of this Agreement if and only if, prior to providing such information, (A) the Company has received from such unaffiliated Third Party so requesting such information an executed Acceptable Confidentiality Agreement, (B) the Company gives Parent prompt (but in any event within twenty-four (24) hours of the determination that such Acquisition Proposal is a Qualifying Acquisition Proposal) written notice of the Qualifying Acquisition Proposal and (C) the Company furnishes to Parent any information concerning the Company and the Company Subsidiaries that is to be provided to such unaffiliated Third Party making such Qualifying Acquisition Proposal that is given such access and that was not previously made available to Parent or Parent’s Representatives; and

(ii) engage or participate in any discussions or negotiations with the unaffiliated Third Party who has made such Qualifying Acquisition Proposal;

provided, that prior to taking any action described in Section 6.4(b)(i) or Section 6.4(b)(ii) above, the Company Board of Directors shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Qualifying Acquisition Proposal. So long as the Company, the Company Subsidiaries and their respective Representatives have otherwise complied with this Section 6.4, none of the foregoing shall prohibit the Company or its Representatives from contacting any person or group of persons that has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal constitutes a Qualifying Acquisition Proposal, and any such action shall not, in and of itself, be a breach of this Section 6.4.

(c) Except as expressly provided by Section 6.4(d), (e) and (f) at any time after the date hereof, neither the Company Board of Directors nor any committee thereof shall:

(i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Offer and the Merger, (B) adopt, approve, recommend, or declare advisable or publicly propose to adopt, approve, recommend or declare advisable an Acquisition Proposal or (C) fail to include the Company Recommendation in the 14D-9 (any action described in clauses (A) through (C), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, if the Company has received a Qualifying Acquisition Proposal from any Person that is not withdrawn and that the Company Board of Directors concludes in good faith constitutes a Superior Proposal, (x) the Company Board of Directors may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, and/or (y)

the Company Board of Directors may authorize the Company to terminate this Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal, in each case of (x) and (y), if and only if:

(i) the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law;

(ii) the Company shall have complied in all material respects with its obligations under this Section 6.4; and

(iii) the Company shall have provided prior written notice to Parent at least four (4) Business Days in advance prior to taking any such action described in clause (x) or clause (y) above (the “Notice Period”), to the effect that the Company Board of Directors has received a Qualifying Acquisition Proposal that is not withdrawn and that the Company Board of Directors has concluded constitutes a Superior Proposal and which notice shall specify the identity of the party making the Superior Proposal and the material terms thereof (it being agreed that neither the delivery of such notice by the Company nor, subject to the last sentence of Section 6.4(d)(iii)(A), the public announcement that the Company’s Board of Directors has received a Qualifying Acquisition Proposal that it has concluded constitutes a Superior Proposal shall constitute a Company Adverse Recommendation Change); and

(A) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall cause their financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of this Agreement proposed by Parent, so that such Qualifying Acquisition Proposal would cease to constitute a Superior Proposal; provided, that in the event of any material revisions to the Qualifying Acquisition Proposal which result in the Company Board of Directors determining such Qualifying Acquisition Proposal to again be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and an additional two (2) Business Days from the date of such notice shall apply in order for the Company to comply with the requirements of this Section 6.4 (including this Section 6.4(d)) with respect to such new written notice, and, during each such two (2) Business Day period, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of this Agreement proposed by Parent, so that such Qualifying Acquisition Proposal would cease to constitute a Superior Proposal. If after giving effect to the provisions of this Section 6.4(d)(iii)(A), (x) the Company determines that any Qualifying Acquisition Proposal continues to constitute a Superior Proposal, (y) Parent provides irrevocable notice that it elects not to negotiate any further adjustments in the terms and conditions of this Agreement within the applicable time period and (z) the Company has not within three (3) Business Days of such notice terminated this Agreement as described in Section 6.4(d)(iii)(B), then such determination and the public disclosure thereof by the Company shall be deemed a Company Adverse Recommendation Change for all purposes hereunder; and

(B) in the case of any action described in clause (y) of Section 6.4(d) above, the Company shall promptly thereafter validly terminate this Agreement in accordance with Section 8.1(c), and enter into an Acquisition Agreement with respect to such Superior Proposal.

(e) Other than in connection with a Superior Proposal (which shall be subject to Section 6.4(d) and shall not be subject to this Section 6.4(e)), nothing in this Agreement shall prohibit or restrict the Company’s Board of Directors from, prior to the Acceptance Time, withholding, modifying or amending, in a manner adverse to Parent, the Company Recommendation, if and only if:

(i) an Intervening Event has occurred;

(ii) the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel and after giving consideration to any offer or proposal from Parent, that, in light of such Intervening Event, the failure by the Company Board of Directors to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law;

(iii) the Company shall have complied with its obligations under this Section 6.4 with respect to such Company Adverse Recommendation Change;

(iv) the Company shall have provided prior written notice to Parent at least four (4) Business Days in advance, to the effect that the Company Board of Directors has determined that an Intervening Event has occurred and which notice shall specify in reasonable detail the material facts underlying the Company Board of Directors’ determination that an Intervening Event has occurred and the rationale and basis for such Company Adverse Recommendation Change (it being agreed that neither the delivery of such notice by the Company nor the public announcement that the Company’s Board of Directors is considering a Company Adverse Recommendation Change under applicable law as a result of such Intervening Event shall constitute a Company Adverse Recommendation Change); and

(v) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall cause their financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of this Agreement proposed by Parent, so as to obviate the need to effect a Company Adverse Recommendation Change on the basis of such Intervening Event so that the transactions contemplated hereby may be effected; provided, that in the event of any material change to the facts and circumstances relating to such Intervening Event the Company shall be required to deliver a new written notice to Parent and an additional two (2) Business Days from the date of such notice shall apply in order for the Company to comply with the requirements of this Section 6.4 (including this Section 6.4(e)) with respect to such new written notice, and, during each such two (2) Business Day period, the Company shall, and shall cause their financial and legal advisors to, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of this Agreement proposed by Parent, so as to obviate the need to effect a Company Adverse Recommendation Change on the basis of such Intervening Event so that the transactions contemplated hereby may be effected.

(f) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to Company Common Stockholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board of Directors expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any request by Parent, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g) The Company agrees that it will promptly (and, in any event, within one (1) Business Day) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(h) The Company agrees that in the event any of the Company Subsidiaries or its or their respective Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 6.4, then the Company shall be deemed to be in breach of this Section 6.4.

Section 6.5 Public Announcements. The initial press release regarding the execution of this Agreement shall be a joint press release and thereafter, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of Nasdaq if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made. In addition, the Company and Parent shall develop a joint communications strategy and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Acceptance Time and the termination of this Agreement in accordance with Section 8.1, all press releases and other public statements and communications (including any communications that would require a filing under Rules 14d-2 or 14d-9 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to the Offer, the Merger, the other transactions contemplated by this Agreement shall be consistent in all material respects with such joint communications strategy. Notwithstanding the foregoing, (A) the Company shall not be required to consult with Parent or Merger Sub prior to issuing any press release or making any public statement relating to any Acquisition Proposal or in connection with or following a Company Adverse Recommendation Change and (B) Parent and Merger Sub may make public statements relating to any Acquisition Proposal that has been made public or in response to public statements of any Person recommending or encouraging stockholders of the Company not to tender their shares of Company Common Stock into the Offer.

Section 6.6 Litigation. Each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to defend any lawsuits or other Actions, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement or the Transaction Documents (“Merger Litigation”), including seeking to have any Order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity promptly vacated or reversed. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Merger Litigation, and the right to consult on any settlement or other agreement with respect to such Merger Litigation, and the Company will in good faith take such comments into account, and no such settlement or other agreement shall be entered into or made without Parent’s prior written consent (such consent not to be unreasonably withheld, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation) or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation)).

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall indemnify, advance expenses to, and hold harmless all past and present officers and directors of the Company (“Indemnified Persons”) to the same extent and in the same manner such persons are indemnified as of the date of this Agreement by the Company pursuant to the DGCL, the Company Certificate of Incorporation and the Company Bylaws for acts or omissions occurring at or prior to the Effective Time; provided, however, in the case of advancement of expenses, any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advance if it is ultimately determined that such person is not entitled to indemnification. The Certificate of Incorporation and the Bylaws of the Surviving Corporation will contain provisions with respect to exculpation, advancement and indemnification that are at least as favorable to the Indemnified Persons as those contained in the Company Certificate of Incorporation and the Company Bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of not less than six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such a modification is required by Law.

(b) The Company shall, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect from the Effective Time until the sixth (6th) anniversary of the Effective time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated), for the benefit of the Indemnified Persons with respect to their acts and omissions as directors, officers, employees or agents of the Company occurring prior to the Effective Time, the existing D&O Insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement, with terms, conditions, retentions and limits of liability that are not less favorable in the aggregate to the intended beneficiaries thereof than as provided in the Company’s existing policies as of the date hereof (the “Existing D&O Policy”); provided, however, that: (i) Parent and the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated), including a “tail” insurance policy; and (ii) the Surviving Corporation shall not be required to pay annual premiums for the D&O Insurance (or for any applicable substitute or “tail” policies) in excess of $187,760 (the “Maximum Premium”). In the event any future annual premiums for the D&O Insurance (or any applicable substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the D&O Insurance (or any applicable substitute or “tail” policies) to the greatest available coverage that can be obtained for a premium equal to the Maximum Premium.

(c) The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall, by virtue of the Merger and at the Effective Time, be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time. The provisions of this Section 6.7 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.7, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, and each Indemnified Person’s heirs, executors or administrators, shall be binding on all successors and assigns of the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Persons (including their successors, assigns and heirs) without the consent of the Indemnified Person (including the successors, assigns and heirs) affected thereby.

Section 6.8 Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes (collectively, “Transfer Taxes”) imposed on the Company or its Subsidiaries which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. All Transfer Taxes imposed on the Company or its Subsidiaries incurred in connection with the transactions contemplated by this Agreement shall be paid when due by the Surviving Corporation.

Section 6.9 Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until or after the Effective Time.

Section 6.10 Rights Plan. The Company Board of Directors and the Company shall continue to take all further actions (including keeping in full force and effect and not amending, waiving or modifying the Rights Plan Actions) necessary to render the Rights Plan inapplicable to the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 6.11 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the compensation committee of the Company Board of Directors) will take all such actions as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangements that have been or will be entered into by Parent, the Company or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates and to insure that (a) any such arrangements (including any amendment or modification thereof) and (b) any payments made or to be made or benefits granted or to be granted according to such arrangements fall within the safe harbor provisions of such rule. Prior to taking the actions required by this Section 6.11, the Company will provide Parent copies of any resolutions or similar documentation with respect to such actions and an opportunity to provide reasonable comment thereon.

Section 6.12 Financing.

(a) The Company shall reasonably cooperate, and cause the Company Subsidiaries and its and their respective Representatives to reasonably cooperate with Parent and Representatives of Parent (including Sponsor and its Subsidiaries) in connection with the Financing, including by: (i) furnishing Parent and its financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent, including all financial statements and projections and other pertinent information reasonably requested in writing by Parent (other than information for which the Company is dependent on information to be provided by Parent to the Company in order to prepare such financial statements and projections) and (ii) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent or otherwise reasonably facilitating the pledging of collateral (provided that such documents will not take effect until the Effective Time); provided, however, that notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their respective Affiliates or Representatives under any agreement, document or instrument executed or delivered by the Company, its Subsidiaries or their respective Affiliates or Representatives pursuant to the Company’s obligations under this Section 6.12(a) shall be effective until the Effective Time; provided, further, that nothing herein shall require such assistance to the extent it would require the Company to pay (or to agree to pay) any fees, reimburse any expenses, incur any liability or give any indemnities prior to the Effective Time for which it is not reimbursed or indemnified.

(b) Neither Parent nor Merger Sub shall amend, modify, alter, waive, replace or agree to amend, modify, alter, waive or replace (in any case whether by action or inaction), any term of the Financing Commitment if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Financing beyond the amount necessary for Parent and Merger Sub to sufficiently pay the Aggregate Consideration, all fees and expenses relating to the consummation of the Offer, the Merger and the other transactions contemplated thereby or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Offer Closing or the Closing or (II) make the funding of the Financing less likely to occur, and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in, or contemplated by, the Financing Commitment.

(c) The Company shall use its commercially reasonable efforts to cooperate with Parent to obtain payoff letters with respect to all Indebtedness for borrowed money of the

Company and its Subsidiaries outstanding as of the Closing and releases of all Encumbrances securing such Indebtedness, conditioned only on the payment of the amounts described in such payoff letters. At Closing, the Company shall deliver to Parent a certificate in the form attached hereto as Exhibit A, to the effect that the Company is not a U.S. real property holding company.

Notwithstanding anything to the contrary herein, no breach or alleged breach by the Company of any provision set forth in this Section 6.12 shall form the basis for (x) any failure or alleged failure to satisfy the conditions set forth in Schedule I or (y) any termination of this Agreement by Parent pursuant to Section 8.1(f).

Section 6.13 Agreements Concerning Parent and Merger Sub. During the period from the date of this Agreement through the Effective Time, neither Parent nor Merger Sub shall engage in any activity of any nature except for activities related to or in furtherance of the transactions contemplated by this Agreement (including enforcement of its rights under this Agreement) and the Financing or as provided in or expressly contemplated by this Agreement.

Section 6.14 Employees.

(a) The provisions of this Section 6.14 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third-party beneficiary of this Section 6.14. In no event shall the terms of this Section 6.14 or otherwise in this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Parent, the Company or the Surviving Corporation, or any of their respective Affiliates; (ii) alter or limit the ability of Parent, the Company or the Surviving Corporation, or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Parent, the Company or the Surviving Corporation, or any of their respective Affiliates, or constitute or create an employment agreement with any employee.

(b) For one year after the Effective Time, Parent shall provide, or cause the Surviving Corporation to provide, to each individual who is an employee of the Company or any of its Subsidiaries as of the Effective Time (each a “Retained Employee”) coverage under vacation and sick leave policies that are not materially less favorable to such Retained Employee than the vacation and sick leave policies in effect for such Retained Employee immediately prior to the Effective Time. Parent shall honor, or cause the Surviving Corporation to honor, each Retained Employees accrued but unused vacation and sick leave as of the Effective Time under the applicable vacation and sick leave policies of the Company and its Subsidiaries.

(c) With respect to each Retained Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective Affiliates during the one-year period beginning on the Effective Time, Parent shall provide, or shall cause the Surviving Corporation or such Affiliate to provide, such Retained Employee with severance benefits not less favorable than the severance benefits which such Retained Employee would have received under the applicable Company Benefit Plan set forth on Schedule 6.14(c) had such termination of employment occurred immediately prior to the Effective Time, but taking into account any service performed, and any increases in compensation occurring during such period of employment after the Effective Time.

(d) Parent shall take all reasonable actions so that, for purposes of eligibility to participate, vesting and, with respect to vacation, sick leave and severance benefits only, benefit accrual under each employee benefit plan maintained or assumed by Parent or any of its Subsidiaries in which a Retained Employee is eligible to participate as of or after the Effective Time (including under vacation and sick leave policies and severance plans or arrangements)(but not for purposes of calculating benefits under a defined benefit pension plan, for purposes of any equity based arrangements or to the extent such recognition of service would result in any duplication of benefits), each such Retained Employee shall be given credit for all service with the Company and its Subsidiaries (or all service credited by the Company or its Subsidiaries) to the same extent as if rendered to Parent or any of its Subsidiaries to the same extent such service was recognized under the corresponding Company Benefit Plan as of the Closing Date.

(e) Parent shall, or shall cause the Company and the Surviving Corporation to take all commercially reasonable efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees and former employees of the Company and its Subsidiaries under any welfare or fringe benefit plan in which such employees and former employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are in effect with respect to such employees or that have not been satisfied under the corresponding Company Benefit Plan that is a welfare or fringe benefit plan maintained by the Company for the Retained Employees and former employees prior to the Effective Time, and (ii) during the plan year that includes the Effective Time, provide each Retained Employee and former employee with credit under any welfare plans in which such employee or former employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by such Retained Employee under the terms of any Company Benefit Plan or former employee for the then current plan year.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the parties to effect the Merger on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Law, Order. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered that is in effect and that enjoins, prevents or prohibits consummation of the Merger; provided, however, that the condition in this Section 7.1(a) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.3 results in the failure of the condition to be satisfied.

(b) Acceptance of Company Common Stock. Merger Sub shall have accepted for payment all of the shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Merger Sub nor Parent shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Merger Sub fails to accept any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger (and the other transactions contemplated by the Transaction Documents) may be abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent, which consent shall have been approved by the action of their respective Boards of Directors;

(b) by the Company or Parent if (i) any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer Closing, the Merger or any of the other transactions contemplated hereby or by any of the Transaction Documents, and such Order or other action shall have become final and nonappealable or (ii) the Offer Termination shall have occurred; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Order; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has failed in any material respect to comply with Section 6.3.

(c) by the Company prior to the Acceptance Time if the Company Board of Directors or any committee thereof has authorized a termination of this Agreement in accordance with Section 6.4(d);

(d) by Parent if there shall have been made a Company Adverse Recommendation Change;

(e) by either Parent or the Company, if the Acceptance Time shall not have occurred on or prior to the date that is 75 days following the date of this Agreement (such date, the “Termination Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Acceptance Time to occur on or before such date;

(f) by Parent, if at any time prior to the Acceptance Time (i) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, result in a failure of a condition set forth in clause (b) or clause (c) of Schedule I attached hereto and (ii) such breach (A) shall not have been cured before the Termination Date or, (B) such breach is not reasonably capable of being cured before the Termination Date or (C) the Company does not within ten (10) days after receipt of written notice thereof initiate and sustain commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if such breach by the Company is so cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent has breached any of its covenants, agreements, representations or warranties contained in this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.1(g);

(g) by the Company, if at any time prior to the Acceptance Time (i) there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, prevent or reasonably be expected to prevent the consummation of the Offer or the Merger and (ii) such breach (A) shall not have been cured before the Termination Date or, (B) is not reasonably capable of being cured before the Termination Date or (C) Parent does not within ten (10) days after receipt of written notice thereof initiate and sustain commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if such breach by Parent is so cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company has breached any of its covenants, agreements, representations or warranties contained in this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.1(f); or

(h) by the Company, if (i) all of the conditions set forth in Section 7.1 have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing on the date the Closing should have occurred pursuant to Section 2.2 and (iii) the Company stood ready and willing to consummate the Closing during such period; or

(i) by the Company, if (i) all the Offer Conditions shall have been satisfied or waived as of the Expiration Time (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, each of which shall be capable of being satisfied at the Offer Closing) and (ii) the Offer Closing does not occur within three (3) Business Days in accordance with Section 1.1.

The party desiring to terminate this Agreement pursuant to subsection (b), (c), (d), (e), (f), (g), (h), or (i) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.2, specifying the provision or provisions hereof pursuant to which such termination is effected. The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or Representatives, whether prior to or after the execution of this Agreement.

Section 8.2 Expenses. Except as otherwise specified in this Section 8.2 or agreed in writing by the Parties, all out-of-pocket costs and expenses incurred in connection with the Transaction Documents, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

Section 8.3 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent and Merger Sub or the Company, except that the provisions of Section 6.2(c), Section 8.1, Section 8.2, this Section 8.3 and Article IX (and the defined terms referenced therein) shall survive such termination and except that nothing shall relieve any Party of liability for any Willful Breach of this Agreement.

Section 8.4 Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time prior to the filing of the Certificate of Merger with the Delaware Secretary provided, however, that, after the Acceptance Time, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires approval by the holders of Shares without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties. This Agreement may not be amended, changed or supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, each of the Company, Parent and Merger Sub may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the provisions of Section 8.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Limited Guaranty and the Financing Commitment) shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and made orally if so required pursuant to any section of this Agreement) and shall be deemed given (and duly received) if delivered personally, sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties or sent by fax (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) at the following addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice):

if to Parent, to

Venom Electronics Holdings, Inc.

c/o Monomoy Capital Partners II, L.P.

142 West 57th Street, Seventeenth Floor

New York, NY 10019

Attn:	Justin Hillenbrand
Phone:	(212) 699-4000
Fax:	(212) 699-4010

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attn:	Kevin L. Morris & Carol Anne Huff
Phone:	(312) 862-2000
Fax:	(312) 862-2200

if to the Company, to

Cobra Electronics Corporation

6500 West Cortland Street Chicago, Illinois 60707
Attn:	James Bazet
Phone:	(773) 889-8870
Fax:	(773) 889-8901

with a copy to:

Sidley Austin LLP One South Dearborn Chicago, Illinois 60603
Attn:	Pran Jha & Scott R. Williams
Phone:	(312) 853-7000
Fax:	(312) 853-7036

Section 9.3 Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereby” refer to this Agreement. The Company Disclosure Letter, as well as any schedules thereto and any exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

Section 9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic delivery of .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement, the Limited Guaranty and the Financing Commitment) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and (b) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Persons intended to benefit from the provisions of Section 6.7, who shall have the right to enforce such provisions directly. The parties further agree that the rights of the Indemnified Person under the preceding sentence shall not arise unless and until the Effective Time occurs.

Section 9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 9.7 Remedies.

(a) Remedies of Parent and Merger Sub.

(i) Specific Performance. Prior to the valid termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 9.10 and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(ii) Termination. Parent and Merger Sub shall be entitled to terminate this Agreement in accordance with Section 8.1.

(iii) Monetary Damages. Except in the case of fraud or any Willful Breach, in no event shall any member of the Parent Group have the right to seek or obtain money damages from the Company or any member of the Company Group under this Agreement (whether at Law or in equity, in contract, in tort or otherwise). In the event of any Willful Breach, the maximum aggregate monetary liability of the Company Group in respect of any Willful Breach (including for any loss suffered or the failure of the transactions contemplated hereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith), whether in equity or at Law, in contract, in tort or otherwise, shall be limited to an amount equal to $1,137,501.96 (the “Cap”), and in no event shall any member of the Parent Group seek to recover any money damages in excess of such amount or any damages in respect of any consequential, punitive, special, incidental, or indirect damages or losses, including business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity. Notwithstanding anything to the contrary herein and for the avoidance of doubt, under no circumstances will any member of the Company Group have any liability for monetary damages in respect of any such Willful Breach unless and until the valid termination of this Agreement in accordance with Article VIII.

(b) Remedies of the Company.

(i) Specific Performance (Pre-Closing Covenants). Prior to the valid termination of this Agreement pursuant to Section 8.1 and other than as it relates to the right to cause the Financing to be funded and to consummate the Merger (which are governed by the provisions of Section 9.7(b)(ii)), the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent and Merger Sub in the courts described in Section 9.10 and to enforce specifically the terms and provisions hereof.

(ii) Specific Performance (Offer Closing & Closing). Prior to the valid termination of this Agreement pursuant to Section 8.1, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Merger Sub’s obligations to cause the Financing to be funded and to consummate (A) the Offer Closing only in the event that each of the following conditions has been satisfied: (1) as of the then-scheduled Expiration Time, each Offer Condition shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, each of which shall be capable of being satisfied at the Offer Closing) and (2) the Offer Closing does not occur in accordance with Section 1.1; and (B) the Closing only in the event that each of the following conditions has been satisfied: (1) all of the conditions set forth in Section 7.1 have been satisfied, (2) Parent and Merger Sub fail to complete the Closing on the date the Closing should have occurred pursuant to Section 2.2 and (3) the Company has irrevocably confirmed in writing to Parent that if the Financing is funded, then it will take all such actions within its control to effect the Closing in accordance with this Agreement. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Section 9.7(b)(ii) and Section 9.7(b)(i).

(iii) Termination. The Company shall be entitled to terminate this Agreement in accordance with Section 8.1.

(iv) Monetary Damages. Subject to the rights contemplated by Section 6.7, except in the case of fraud or any Willful Breach, in no event shall any member of the Company Group have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent, Merger Sub, the Sponsor, any member of the Parent Group or any financing source under this Agreement and, except in the case of fraud or any Willful Breach, the Company Group’s sole remedy for breaches or alleged breaches of this Agreement by Parent or Merger Sub shall be the Company’s right to (A) terminate this Agreement in accordance with Section 8.1, or (B) seek the remedy of specific performance solely to the extent and in accordance with the express terms of Section 9.7(b)(i) and Section 9.7(b)(ii). In the event of any Willful Breach, the maximum aggregate monetary liability of Parent, Merger Sub, Sponsor or any other member of the Parent Group in respect of such Willful Breach (including for any loss suffered or the failure of the transactions contemplated hereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith), whether in equity or at Law, in contract, in tort or otherwise, shall be limited to the Cap, and in no event shall any member of the Company Group seek to recover any money damages in excess of such amount or any damages in respect of any consequential, punitive, special, incidental, or indirect damages or losses, including business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity. Notwithstanding anything to the contrary herein and for the avoidance of doubt, under no circumstances will Parent, Merger Sub, Sponsor or any other member of the Parent Group have any liability for monetary damages in respect of any such Willful Breach unless and until the valid termination of this Agreement in accordance with Article VIII.

(c) Sole Remedy. The parties acknowledge and agree that the remedies provided for in this Section 9.7 shall be the parties’ sole and exclusive remedies for any breaches or alleged breaches of this Agreement or any claims relating to the transactions contemplated hereby. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party, the Parent Group or the Company Group, as the case may be, arising under or based upon any Law (including any securities law, common law or otherwise) for any breach of the representations and warranties or covenants contained in this Agreement; provided, that, nothing in this Section 9.7 shall relieve any party from any liability for fraud.

Section 9.8 Acknowledgment Regarding Available Remedies. Solely to the extent that the right of specific performance is explicitly applicable under the terms of Section 9.7, the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Solely to the extent that the right of specific performance is explicitly applicable under the terms of Section 9.7, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the right of the Company to enforce Parent’s and Merger Sub’s obligations to cause the Financing to be funded pursuant to the Financing Commitment) in the courts described in Section 9.10 without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of the Company, Parent or Merger Sub would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity to the extent that the right of specific performance is explicitly applicable under the terms of Section 9.7. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (to the extent that the right of specific performance is explicitly applicable under the terms of Section 9.7) shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable shall not affect the validity or enforceability of the remaining terms and provision hereof. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, illegal or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision, and this Agreement shall be enforceable as so modified in a manner not materially adverse to any party. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to replace such invalid, illegal or unenforceable term or provision with a valid, legal and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable term.

Section 9.10 Applicable Law; Venue. This Agreement and all Actions (whether at Law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All Actions (whether at Law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger or any of the other transactions contemplated by this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 9.11 WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY MATTERS RELATING TO THE SPONSOR). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11 (AND SUCH WAIVERS SHALL EXTEND TO AND BENEFIT THE SPONSOR).

ARTICLE X

CERTAIN DEFINITIONS

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement containing terms no less favorable to the Company than the terms of the Confidentiality Agreement; provided, that such agreement shall not be required to include a “standstill” or similar covenant and shall contain provisions expressly allowing necessary disclosures to Parent pursuant to Section 6.4 and for the Company to comply with the terms of this Agreement, including the terms and provisions of Section 6.4.

“Acquisition Agreement” shall mean any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, joint venture agreement, recapitalization agreement, support agreement, option agreement or similar agreement relating to an Acquisition Proposal.

“Acquisition Proposal” shall mean any proposal or offer relating to (i) the acquisition by any Third Party of fifteen percent (15%) or more of the Equity Interests in the Company (by vote or by value), (ii) any merger, consolidation, business combination, joint venture, reorganization, share exchange or similar transaction involving the Company or any Company Subsidiary that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the outstanding Equity Interests in the Company, (iii) any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution, disposition or other similar transaction which would, directly or indirectly, result in any Third Party acquiring an interest in assets (including Equity Interests of any Subsidiary of the Company) representing, directly or indirectly, fifteen percent (15%) or more of the net revenues, net income, cash flow or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act or other transaction that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the outstanding Equity Interests in the Company (by vote or by value), or (v) any combination of the foregoing.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Consideration” means the sum of: (i) the product of the Offer Price multiplied by the number of shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, plus (ii) the product of the Merger Consideration and the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled in accordance with Section 2.4(b)).

“Antitakeover Laws” means any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover Laws of any state or other jurisdiction, including the provisions of any statute or regulation under the DGCL.

“Antitrust Laws” means any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Laws under any applicable jurisdictions, whether federal, state, local or foreign.

“Associate” of any Person has the the meaning assigned thereto by Rule 12b-2 under the Exchange Act.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York City, New York are authorized or obligated by Law or executive order to be closed.

“Certificate” means each certificate representing one or more shares of Company Common Stock or, in the case of uncertificated shares of Company Common Stock, each entry in the books of the Company representing uncertificated shares of Company Common Stock.

“Certificate of Merger” means the Certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the DGCL and the DGCL.

“Closing” means the closing of the Merger, as contemplated by Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Certificate of Incorporation” means the Company’s Certificate of Incorporation as in effect as of the date hereof.

“Company Benefit Plan” means each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other material stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity or equity-based, deferred-compensation, employment, consulting, retirement, welfare-benefit, bonus, incentive, commission, change in control, retention, severance, separation, vacation, paid time off, or fringe benefit or other benefit or compensation plan, policy, program, Contract, or arrangement sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability, other than a plan, policy, program Contract or arrangement that is required by applicable Law and that is maintained by a Governmental Entity.

“Company Bylaws” means the Bylaws of the Company, as in effect as of the date hereof, including any amendments.

“Company Common Stock-Based Award” means each right of any kind to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Common Stock Plans (including stock appreciation rights, restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Company Common Stock Options.

“Company Common Stock Option” means each outstanding option to purchase shares of Company Common Stock under the Company Equity Incentive Plan.

“Company Common Stock Plans” means all employee and director stock plans of the Company and all individual consultant, employee, director or other Contracts that provide for any Company Common Stock-Based Award, in each case set forth on Section 3.3 of the Company Disclosure Letter.

“Company Common Stock Rights” means any options, warrants, convertible securities, subscriptions, stock appreciation rights, voting interest, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or which would otherwise alter the capitalization of the Company.

“Company Disclosure Letter” means the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent prior to the execution of this Agreement.

“Company Equity Incentive Plan” means the Cobra Electronics Corporation 2010 Equity Incentive Plan, the Cobra Electronics Corporation 1997 Stock Option Plan and the Cobra Electronics Corporation 2000 Stock Option Plan.

“Company Financial Advisor” means William Blair & Company, L.L.C.

“Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Reports.

“Company Group” means, collectively, the Company, its Subsidiaries and their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Company Knowledge Person” means the Persons set forth in Section 9.1 of the Company Disclosure Letter.

“Company Material Adverse Effect” means, with respect to the Company, any effect, change, event, occurrence, circumstance or development (“Effect”) that is or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, or any Effect to the extent any of the foregoing results from any of the following, be taken into account in determining whether there has been a Company Material Adverse Effect: (1) the entry into or the announcement or pendency of this Agreement the transactions or performance of or compliance with this Agreement or the consummation of the transactions, in each case, including (a) by reason of the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective affiliates, (b) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (c) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (2) changes in the Company’s stock price or trading volume, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, or any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries; (3) any failure by the Company to meet any internal or published revenue or earnings projections for any period ending on or after the date of this Agreement (provided, however, that the exception in this clause and in clause (2) above shall not in any way prevent or otherwise affect a determination that any Effect underlying such changes has resulted in, or contributed to, a Company Material Adverse Effect); (4) changes in general economic conditions in the United States, or changes in conditions in the global economy generally or any Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (5) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (6) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (7) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world; (8) changes in Law, regulation or other legal or regulatory conditions (or the interpretation thereof); (9) changes in GAAP or other accounting standards (or the interpretation thereof); or (10) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) arising out of this Agreement or any of the transactions; provided, that with respect to clauses (4), (5), (6), (7) and (8), such Effects shall be taken into account to the extent they materially and disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the same industries in which the Company and the Company Subsidiaries operate.

“Company Permits” means all authorizations, licenses, permits, registrations, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of the Company and its Subsidiaries.

“Company Product” means all hardware, Software, devices, and other products and services, either complete or under development, (i) that are currently, that are currently intended to be, or that have been within the past five (5) years, developed, manufactured, marketed, sold, offered for sale, imported, exported, supplied, provided, promoted, licensed, distributed, supported, hosted, serviced, made available (including as software-as-a-service or a web-based application), or otherwise commercialized by the Company or any of its Subsidiaries, (ii) from which the Company or any of its Subsidiaries recognize any revenue (including revenue associated with maintenance or service agreements), or (iii) that are currently used or currently intended to be used to provide services to the Company’s or any of its Subsidiaries’ customers.

“Company Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Company Reports” means all forms, reports, statements and other documents (as supplemented and amended since the time of filing) filed or required to be filed by the Company with the SEC since December 31, 2011.

“Company Restricted Stock” means shares of Company Common Stock issued pursuant to any Company Common Stock Plan that are subject to specified vesting criteria.

“Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

“Confidentiality Agreement” means the Confidentiality Agreement, dated January 28, 2014, by and between the Company and Chaperone Holdings, Inc.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, mortgage, indenture, debenture, note, option, warrant, warranty, purchase order, license, permit, franchise, sublicense or legally binding commitment or undertaking of any nature.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“Dissenter Shares” means shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by Dissenting Stockholders.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who has not voted such shares in favor of the Merger and who is entitled to assert and properly asserts appraisal rights with respect to such shares pursuant to, and who compiles in all respects with, the provisions of Section 262 of the DGCL, and who has not effectively withdrawn or lost the right to assert appraisal rights under the provisions of Section 262 of the DGCL.

“Effective Time” means the effective time of the Merger, which shall be the time the Certificate of Merger is duly filed with the Delaware Secretary, or at such later time as the parties hereto agree shall be specified in such Certificate of Merger.

“Encumbrance” means any lien, mortgage, pledge, deed of trust, security interest, charge, encumbrance, license, or other adverse claim or interest.

“Environmental Claims” means any and all Actions, Orders or Encumbrances by any Governmental Entity or other Person with respect to Hazardous Materials or any Environmental Law.

“Environmental Laws” means all Laws relating to public health and safety, worker health and safety, pollution or protection of the environment.

“Environmental Permits” means all Company Permits required under applicable Environmental Laws for the operation of the business of the Company and the occupation of the Owned Real Property and the Leased Real Property.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Foreign Plan” means each Company Benefit Plan that is subject to of or is maintained for employees of any jurisdiction other than the United States.

“Form Customer License” means a Contract entered into in the ordinary course of business pursuant to the Company’s and its Subsidiaries’ standard form contract or agreement (a true and complete copy of which has been provided to Parent as of the date hereof) or in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, such form in all material respects, pursuant to which the Company or one of its Subsidiaries grants to a customer a non-exclusive, non-perpetual license or right to use a Company Product (and does not grant such customer any rights to any Source Code or firmware).

“Fundamental Representations” means the representations and warranties of the Company in Section 4.2, Section 4.3(b), (c), and (d), Section 4.5(a)(i), Section 4.5(b), Section 4.21 and Section 4.26.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any officer or employee of a Governmental Entity, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any Governmental Entity or public organization.

“Governmental Entity” means any supra-national, federal, domestic, territorial, state or local governmental authority of any nature (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing, including for the avoidance of doubt the Information Commissioner’s Office and any other relevant data protection authority) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority.

“Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature regulated, listed, defined or for which liability or standards of conduct may be imposed pursuant to any Environmental Law.

“Indebtedness” means any of the following Liabilities: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), other than indebtedness for borrowed money between the Company and any of the Company Subsidiaries or between the Company Subsidiaries, (ii) Liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) Liabilities under or in connection with letters of credit or bankers’ acceptances or similar items (in each case whether or not drawn, contingent or otherwise), (iv) Liabilities related to the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business consistent with past practice (including deferred purchase price, “earn-out”, or similar Liabilities related to prior acquisitions), (v) Liabilities under capitalized leases, (vi) Liabilities under conditional sale or other title retention agreements, (vii) Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, and (viii) indebtedness of others guaranteed by the Company or its Subsidiaries (other than guaranties by the Company of Indebtedness of any of the Company Subsidiaries and guaranties by any of the Company Subsidiaries of Indebtedness of the Company or any other Company Subsidiary) or secured by any Encumbrance on the assets of the Company or its Subsidiaries.

“Information Systems” means the computer Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party Software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or Software systems that are used or relied on by the Company or any of its Subsidiaries.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) all trademarks, trade names, trade dress, corporate names, logos, slogans, service marks, designs, and other indicia of source or origin (and all translations, adaptations, derivations and combinations of the foregoing), and all registrations of and applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (ii) all issued patents, patent rights, and patent applications; (iii) all registered and unregistered copyrights, works of authorship, copyrightable works, copyright registrations, mask works (as defined in 17 U.S.C. §901) and applications to register any of the foregoing; (iv) all Software; (v) all Internet domain names and Internet web-sites and the content thereof; (vi) all confidential and proprietary information, including trade secrets, know-how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), concepts, methods, technology, algorithms, inventor rights, reports, quality records, engineering notebooks, models, processes, procedures, drawings, specifications, designs, ingredient or component lists, formulae, plans, proposals, technical data, financial, marketing, customer and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information; (vii) rights of publicity, privacy and endorsement; and (viii) all other intellectual property.

“Intervening Event” means, with respect to the Company, a material fact, event, change, development, occurrence or set of circumstances that (i) was not known to the Company Board of Directors as of or prior to the date of this Agreement and becomes known to the Company Board of Directors prior to the Acceptance Time, (ii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not or reasonably expected to lead to a Superior Proposal) and (iii) is not the result of a breach of this Agreement by the Company or any of the Company Subsidiaries or their respective Representatives.

“IRS” means the Internal Revenue Service.

“Knowledge,” or any similar expression used with respect to the Company, means the actual knowledge of any Company Knowledge Person, after due inquiry.

“Law” means any federal, state, local or foreign statute, law, regulation, requirement, interpretation, permit, license, approval, authorization, decision, directive, decree, rule, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leased Real Property Subleases and Leases” means all subleases, leases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries conveys or grants to any Person a subleasehold estate in, or the right to use or occupy, any Leased Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Subsidiary thereunder.

“Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Company or any of its Subsidiaries, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any Contract or undertaking and those arising as a result of any act or omission, whether or not required to be disclosed on a balance sheet in accordance with GAAP.

“Nasdaq” means The Nasdaq Global Select Market.

“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code. Object Code includes firmware, compiled or interpreted programmable logic, libraries, objects, bytecode, machine code, and middleware.

“Off-the-Shelf Software Licenses” means licenses in respect of commercially available, unmodified, “off-the-shelf” Software (that is not a Third-Party Component) used by the Company or any of its Subsidiaries solely for their own internal use, for an aggregate fee, royalty or other consideration for any such software or group of related software licenses of no more than $25,000.

“Open Source Software” means any Software that is subject to any (i) license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), the GNU Affero GPL, the MIT License, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License, the Academic Free License, the BSD License and the Apache License, any “copyleft” license or any other license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms; or (ii) Reciprocal License, in each case whether or not the Source Code is available or included in such license.

“Order” means any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping and all easements and other rights and interests appurtenant thereto, including, air, oil, gas, mineral and water rights currently owned by the Company or any of its Subsidiaries.

“Patents” means United States and non-United States patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Parent Bylaws” means Parent’s Bylaws as in effect as of the date hereof.

“Parent Group” means, collectively, Parent, Merger Sub, the Sponsor and their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or materially delay the performance by Parent of any of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by the Transaction Documents.

“Permitted Encumbrances” means: (i) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business consistent with past practice for amounts which are not due and payable, (iii) Encumbrances securing Indebtedness or liabilities that are reflected in the Company Reports filed on or prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur under Section 6.1, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (v) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (vi) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (vii) any licenses to any Intellectual Property owned by the Company or any of its Subsidiaries granted by any of them pursuant to a Form Customer License, and (viii) such other Encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and that do not conflict with the current use of the property.

“Person” means any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Qualifying Acquisition Proposal” means an unsolicited bona fide written Acquisition Proposal that the Company Board of Directors determines (after consultation with its independent financial advisor and outside legal counsel ) constitutes, or could reasonably expected to lead to, a Superior Proposal, and which Acquisition Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of Section 6.4(a).

“Radar/Laser Detection Business” means those assets of the Company and the Company Subsidiaries necessary to operate the Company’s radar/laser detection business as a hold separate entity.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software; (iv) a requirement that such other Software be redistributable by other licensees; or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Representatives” means officers, directors, employees, auditors, attorneys and financial advisors (including, with respect to the Company, the Company Financial Advisor).

“Rights Plan” means that certain Amended and Restated Rights Agreement, dated as of November 3, 2011, by and between Cobra Electronics Corporation and American Stock Transfer & Trust Company, LLC.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all (i) computer programs (including any and all (a) software implementations of algorithms, models, and methodologies, and (b) software embodied in any sensor component or used in the design, test, and manufacture of any sensor component, and (c) programmable logic and human readable or any intermediate hardware logic description language (including HDL and VHDL), whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise and whether in Source Code or Object Code form, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all documentation, including User Documentation, user manuals and training materials, relating to any of the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the “present fair saleable value” of such person’s total assets should exceed the value of such person’s total “liabilities, including contingent liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (ii) the “fair value” of such person’s total assets should exceed such person’s total “debts (including contingent liabilities),” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (iii) such person should not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage, (iv) such person should be able to pay all of its liabilities (including contingent liabilities) as they mature, and (v) the excess of the value of the aggregate assets of such person over the aggregate liabilities of such person (including contingent liabilities) should exceed the value of the statutory capital of such person. For purposes of this definition, “not have an unreasonably small amount of capital or assets for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person should be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations (including contingent obligations) as they become due.

“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including (i) such statements in batch or scripting languages, (ii) hardware definition languages such as VHDL, and (iii) firmware code), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures and other information that describe the foregoing.

“Sponsor” means Monomoy Capital Partners II, L.P., a Delaware limited partnership and MCP Supplemental Fund II, L.P. a Delaware limited partnership.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Subsidiary Stock Rights” means any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary relating to the issued or unissued capital stock of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue or sell any Equity Interests in, any Company Subsidiary.

“Superior Proposal” means a Qualifying Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50%) and not solicited in violation of Section 6.4 which the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including such factors as the Company Board of Directors consider to be appropriate, which is more favorable to the Company Common Stockholders from a financial point of view than the transactions provided for in this Agreement (after taking into account, without limitation of any other things the Company Board of Directors may deem relevant, the expected timing and risk and likelihood of consummation, financing, regulatory approvals, equityholder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions, other events or circumstances whether or not beyond the control of the Party making such Acquisition Proposal and any counter offer or proposal made by Parent or any of its Affiliates in response thereto).

“Surviving Corporation” means the corporation surviving the Merger.

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, escheat, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity, and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of another Person.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Company, Parent, Merger Sub or any Affiliates thereof.

“Third Party Components” means, with respect to a Company Product, all of the following that are not exclusively owned by the Company or any of its Subsidiaries: (i) Software that is used in, incorporated into, embedded in, combined with, linked with, distributed with, provided to any Person as a service in connection with, provided via a network as a service or application in connection with, or made available with, such Company Product, including any Software that is referenced or required to be present or available (including available via another machine connected directly or through a network) in such Company Product for such Company Product to properly function in accordance with its specifications or Software from which any of the Company Products inherits, links, or otherwise calls functionality (including libraries or other shared-source repositories), and (ii) Intellectual Property that is embodied in such Company Product.

“Transaction Documents” means this Agreement, the Limited Guaranty and all other agreements, instruments and documents to be executed by Sponsor, Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements.

“User Documentation” means explanatory and informational materials concerning the Company Products, in printed or electronic format, which the Company or any of its Subsidiaries has released for distribution to end users with such Company Products, which may include manuals, descriptions, user and/or installation instructions, diagrams, printouts, listings, flow-charts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine readable form.

“WARN” means the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar Law.

“Willful Breach” means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the other party with the actual knowledge that the taking of such act or failure to take such act would cause or be deemed a breach of this Agreement.

Section 10.1 Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Acceptance Time	2
Action	16
Agreement	1
Bankruptcy and Equity Exception	12
Certificates	9
Closing	6
Closing Date	6
Commencement Date	2
Commerce	15
Company	1
Company Adverse Recommendation Change	42
Company Board of Directors	1
Company Common Stock	1
Company Common Stockholders	1
Company Recommendation	14
D&O Insurance	46
DGCL	1
Effect	60
Exchange Fund	9
Existing D&O Policy	46
Expiration Time	3
Fairness Opinion	28
FCPA	15
Financing	32
Financing Commitment	32
Financing Uses	32

Improvements	21
Indemnified Persons	45
Initial Expiration Time	3
Leases	20
Limited Guaranty	1
Major Customer	29
Major Supplier	29
Maximum Premium	46
Merger	1
Merger Consideration	6
Merger Litigation	45
Merger Sub	1
Minimum Condition	X-1
Notice Period	42
OFAC	15
Offer	2
Offer Closing	3
Offer Closing Date	3
Offer Conditions	2
Offer Documents	4
Offer Price	2
Offer Termination	4
Offer to Purchase	2
Parent	1
Parent Confidential Information	38
Paying Agent	9
Representatives	40

Rights Plan Actions	14
Schedule 14D-9	5
Schedule TO	4
SDN List	15

State Department	15
Tender Agreement	1
Termination Date	51
Transfer Taxes	47

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

VENOM ELECTRONICS HOLDINGS, INC.

By:	/s/ Justin Hillenbrand
Justin Hillenbrand
President

Signature Page to Agreement and Plan of Merger

VENOM ELECTRONICS MERGER SUB, INC.

By:	/s/ Justin Hillenbrand
Justin Hillenbrand
President

Signature Page to Agreement and Plan of Merger

COBRA ELECTRONICS CORPORATION

By:	/s/ James R. Bazet
Name:	James R. Bazet
Title:	Chairman & Chief Executive Officer

Signature Page to Agreement and Plan of Merger

SCHEDULE I

Offer Conditions

Notwithstanding any other provisions of the Offer, in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, Merger Sub (i) shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), pay for any shares of Company Common Stock validly tendered and not validly withdrawn prior to the Expiration Time and (ii) may delay the acceptance for payment of, or, subject to the rules and regulations referred to in clause (i) above, the payment for, any shares of Company Common Stock tendered in the Offer, in the event that at the then scheduled expiration date of the Offer (as it may be extended pursuant to Section 2.1(d) of the Agreement), if:

(a) immediately prior to the then-scheduled Expiration Time, there shall have not been validly tendered in the Offer and not validly withdrawn a number of shares of Company Common Stock which, together with the shares beneficially owned by Parent or Merger Sub (if any), represents at least one full share more than a majority of the Company Common Stock then outstanding (determined on a fully diluted basis (which assumes conversion and exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof; and excluding from shares tendered in the Offer shares tendered by guaranteed delivery for which underlying shares have not been received and any shares tendered by the Company or any Subsidiary) (the “Minimum Condition”); or

(b) (i) other than the Fundamental Representations and the representations and warranties contained in Section 4.3(a), the representations and warranties of the Company set forth in this Agreement shall not have been true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not have a Company Material Adverse Effect, (ii) the Fundamental Representations shall not have been true and correct in all material respects as of the date of this Agreement and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct in all material respects as of such earlier date), or (iii) the representation and warranties of the Company set forth in Section 4.3(a) shall not be true and correct in all respects when made and at and as of immediately prior to the Expiration Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to result in an increase in the number of shares of Company Common Stock outstanding (or underlying outstanding Company Common Stock Options) in excess of 60,000 in the aggregate;

(c) the Company shall not have performed or complied in all material respects with any of its agreements or covenants required by this Agreement to be performed or complied with by it on or prior to the Expiration Time;

(d) there shall have occurred a Company Material Adverse Effect;

(e) (i) any Law or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered that is in effect or pending and that conditions, prevents or prohibits consummation of the Offer Closing or the Merger; (ii) any United States Governmental Entity shall have opened and not closed an investigation of the Offer, the Merger or any of the other transactions contemplated by this Agreement; or (iii) any United States Governmental Entity shall have requested or required in writing (and not withdrawn such request or requirement in writing) that the Parties not consummate the Offer Closing, Merger or any of the other transactions contemplated by this Agreement; provided, however, that the condition in this clause (e) shall not be available to Parent or Merger Sub if the failure of Parent or Merger Sub to fulfill their respective obligations pursuant to Section 6.3 results in the failure of the condition to be satisfied; or

(f) this Agreement shall have been terminated in accordance with its terms.

Prior to the Offer Closing, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer, that none of the conditions set forth in clauses (b), (c), or (d) above shall have occurred and be continuing as of the then-scheduled Expiration Time.

The foregoing conditions (i) are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition) and (ii) shall be in addition to, and not a limitation of, the rights and obligations of Merger Sub and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.